Exhibit 99.3

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) of Lithium Americas Corp. (“Lithium Americas”, the “Company”, or “LAC”), prepared as of March 1, 2021, should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2020. All amounts are expressed in US dollars, unless otherwise stated. References to CDN$ are to Canadian dollars. This MD&A contains “forward-looking statements,” and readers should read the cautionary note contained in the section entitled “Forward-Looking Statements” of this MD&A regarding such forward-looking statements.

OUR BUSINESS

Lithium Americas Corp. (“Lithium Americas” or the “Company”) is a Canadian-based resource company focused on the advancement of two significant lithium projects: the Cauchari-Olaroz project (“Cauchari-Olaroz”), located in Jujuy Province of Argentina, and the Thacker Pass project (“Thacker Pass”), located in north-western Nevada, USA.  Cauchari-Olaroz is a lithium brine project and is owned by a legal entity in Argentina, Minera Exar S.A. (“Minera Exar”). Minera Exar is owned by the Company (49%) and Ganfeng Lithium Co. Ltd. (“Ganfeng”) (51%). Thacker Pass is a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada, and is 100% owned by the Company’s wholly owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”).

On January 22, 2021 Lithium Americas closed an underwritten public offering of shares of its common stock (the “Common Shares”). The Company issued 18,181,818 Common Shares, including 2,272,727 Common Shares following the exercise in full by the underwriters of their over-allotment option. The shares were issued at a price of $22.00 per Common Share for gross proceeds to the Company of approximately $400 million.

On January 15, 2021, Thacker Pass, a sedimentary lithium deposit in Nevada, USA, received a federal construction permit. Key state permits and water right transfers are expected to be received for the project later this year.

On November 30, 2020, Lithium Americas completed an at-the-market equity program (“ATM Program”) and issued a total of 9,266,587 common shares from treasury for gross proceeds of approximately $100 million.

On August 27, 2020 the Company closed the previously announced transaction with Ganfeng whereby Ganfeng subscribed for newly issued shares of Minera Exar, for cash consideration of $16.3 million, increasing its interest in the Cauchari-Olaroz project from 50% to 51%, with Lithium Americas holding the remaining 49% interest, each subject to the rights of Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”) (a company owned by the Government of Jujuy province) to acquire an 8.5% interest in Minera Exar. In addition, the Company and Ganfeng restructured Exar Capital B.V. (“Exar Capital”), a jointly owned entity which provides funding to Minera Exar (which was owned 62.5% by the Company and 37.5% by Ganfeng) to reflect the proportionate ownership of Minera Exar. As part of this restructuring, Ganfeng provided $40 million to Exar Capital in non-interest-bearing loans, repayable in 2029 (subject to a right for an additional one-year extension) and contributed $0.7 million to Exar Capital’s equity. Proceeds of the loans were used to repay intercompany loans owing to Lithium Americas (the Minera Exar and Exar Capital transactions together, the “2020 Cauchari Transaction”). Upon completion of the 2020 Cauchari Transaction, Ganfeng became the controlling shareholder of Minera Exar. The shareholders agreement (the “Shareholders Agreement”) governing the Cauchari-Olaroz project and related agreements were amended on the closing of the 2020 Cauchari Transaction to provide Lithium Americas with fulsome minority shareholder protective rights.

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. The Company trades in Canada on the Toronto Stock Exchange (“TSX”) and in the United States on the New York Stock Exchange (“NYSE”) under the symbol “LAC”. The Company operates in the United States through its wholly owned subsidiaries, Lithium Nevada Corp. and RheoMinerals Inc., in Argentina through a 49% investment in Minera Exar and a wholly-owned subsidiary, Potassium S.A., and in the Netherlands through a 49% investment in Exar Capital. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

HIGHLIGHTS

Project development and operations

Cauchari-Olaroz:

•	Construction activities at Caucharí-Olaroz continue to advance with enhanced COVID-19 health and safety protocols in place.
•	Capital expenditures for the Project remain on budget with $477 million (84%) of the $565 million committed, including $388 million (69%) spent, as of December 31, 2020.
•

Capital costs attributable to COVID-19 during the construction period, including cost for quarantine and extra camp capacity, are being assessed and now reported separate from the budgeted capital expenditures.

•	Significant progress has been made on the lime plant, solvent extraction plant and lithium carbonate plant.
•	The solar evaporation ponds are well advanced with sufficient brine inventory to support production ramp up.
•	The health and safety of the workforce and surrounding communities remains the highest priority with no positive cases of COVID-19 reported at site in over 130 days.
•	Based on the latest construction schedule, which assumes a reduced workforce at site in accordance with COVID-19 protocols throughout construction, the Company expects first production in mid-2022.
•

In Q1 2021, Marcelo Cabral was appointed General Manager of Minera Exar responsible for the development and commissioning of Caucharí-Olaroz. Mr. Cabral was previously with Gold Fields Ltd. and responsible for commissioning MMG Ltd.’s Las Bambas copper project in Peru.

•

In H1 2021, the Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a company owned by the Government of Jujuy province, is expected to complete the exercise of its 2012 participation right, at which point it will receive and hold an 8.5% interest in Minera Exar.

Thacker Pass:

•	On January 15, 2021, the US Bureau of Land Management (“BLM”) issued the Record of Decision (“ROD”) following completion of the National Environmental Policy Act process.
•	All remaining state permits and water right transfers required to commence construction are expected later this year.
•	The process testing facility in Reno, Nevada, continues to operate with enhanced COVID-19 protocols in place and has produced over 15,000 kg of lithium sulphate solution.
•	The Company continues to evaluate partnership and financing opportunities for Thacker Pass, including the possibility of a joint venture partner.
•

The Company contemplates that the feasibility study will include an initial production capacity greater than 20,000 tonnes per annum of lithium carbonate equivalent previously considered. Based on ongoing discussions with potential partners and customers, the Company expects that a finalized development plan and timeline of the related feasibility study will be determined as the prospective commercial arrangements are advanced.

Corporate

•	As at December 31, 2020, the Company had $148 million in cash and cash equivalents ($518 million as at February 28, 2021).
•

On January 22, 2021, the Company closed an underwritten public offering of shares of its common stock and issued 18,181,818 common shares at a price of $22.00 per Common Share for gross proceeds to the Company of approximately $400 million (approximately $377 million net proceeds).

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

•

On November 30, 2020, Lithium Americas completed the ATM Program and issued a total of 9,266,587 common shares from treasury for gross proceeds of approximately $100 million (approximately $97 million net proceeds).

•

As at December 31, 2020, the Company had $184 million in undrawn credit with $96 million drawn from the $205 million senior credit facility and $25 million from its $100 million unsecured, limited recourse, subordinated loan facility.

•	In February 2021, Ignacio Celorrio was promoted to President, Latin America to act as the Company’s representative in Latin America and oversee the management of the Caucharí-Olaroz project.
•

In November 2020, Lithium Americas published its inaugural 2019 Sustainability Report prepared with reference to the Global Reporting Initiative (“GRI”) Standards, which includes reporting on the United Nations’ Sustainable Development Goals (“SDGs”).

MANAGEMENT’S RESPONSE TO THE COVID-19 PANDEMIC

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. Many countries, including Canada, the United States and Argentina, where the Company operates, announced mandatory emergency measures and restrictions on businesses and individuals to mitigate the spread of the virus. The outbreak and the related mitigation measures have had and will continue to have an adverse impact on global economic conditions as well as on the Company’s activities.

The Company responded rapidly and proactively to COVID-19 and implemented a number of initiatives to help protect the health and safety of the Company’s employees, their families and the communities in which the Company operates.

Each of the Company’s sites established COVID-19 management plans and developed project-specific plans that enable them to meet and respond to changing conditions associated with COVID-19, including:

o	implementing comprehensive preventative measures at all sites;
o	revisiting planned activities at the Company’s projects;
o	enabling most of the Company’s office employees to work from home;
o	eliminating all non-essential business travel; and
o	appointing a team with overall responsibility for COVID-19 response planning, which includes senior management of the Company.

The Company is continuing to follow the advice of public health authorities and adhering to government regulations with respect to COVID-19 in the jurisdictions in which it operates.

The extent and duration of impacts that the pandemic may have on the demand and prices for lithium products, on the Company’s suppliers, employees and contractors, and on global financial markets generally is currently unknown, but could be both material and protracted. The overall effect on the Company’s business will depend on how quickly the Company’s projects can safely return to normal functioning, and on the duration of impacts on suppliers, employees and in the longer term on markets for the Company’s products, all of which are also unknown at this time. The resumption of normal operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, all of which will influence when health and government authorities remove various restrictions on business activities.

The Company’s COVID-19 response at each project is outlined in the project update sections of this MD&A.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

OUTLOOK

The Company continues to focus on advancing Cauchari-Olaroz and Thacker Pass to production to meet the growing global demand for lithium.

In Argentina, the Company’s primary focus is on safely continuing the construction and development of Caucharí-Olaroz in accordance with government mandated protocols. The Company has taken decisive action in cooperation with the Province of Jujuy’s Emergency Operating Committee to implement health and safety protocols that prioritize workers and the local communities. Pond earthworks, covering a total of approximately 12 square kilometers (“km2”), are complete. Carbonate plant construction had been progressing on a limited basis due to COVID-19 health and safety protocols, which require a reduced workforce on site to facilitate social distancing, and the Company’s compliance with regulations and provincial restrictions in Jujuy Province including limitations on the interprovincial movement of people.

Additionally, the Company continues to advance engineering work and mine plan design for Thacker Pass in Nevada, USA. The Company is also advancing the permitting process. The Notice of Intent (“NOI”) to prepare an EIS was published by the BLM on January 21, 2020.  The draft EIS was published on July 29, 2020 in the federal register, followed by a 45-day comment period.  The Final EIS was published on the federal register on December 4, 2020.  Publication of the final EIS for Thacker Pass follows a comprehensive review of the potential impacts of the Project, including alternatives and a full examination of project and site-specific mitigation measures.  The final EIS is the result of pre-planning work that included the early collection of environmental baseline information, community and Native American engagement, project re-design, and the initial submission of a Conceptual Plan of Operations for agency consideration and is the cumulation of over a decade of work on the project. On January 15, 2021, the BLM issued the ROD for Thacker Pass. The ROD is the final milestone in the Federal process to approve the Plan of Operations and provides BLM approval for construction and operation of the project. Applications for key state permits and water rights transfers have been submitted, with results expected later this year. At this time, the cultural resources mitigation plan and State dam safety permit have been approved.

Following the release of the Preliminary Feasibility Study in August 2018, through development and operation of a process testing facility in Reno, Nevada, the Company is preparing a feasibility study for Thacker Pass. Based on discussions with potential customers and joint venture partners, the Company is assessing changes to the parameters of its feasibility study to target a higher production capacity than the 20,000 tpa of lithium carbonate equivalent and a revised product mix than previously considered for this project.  Working with its mining partner North American Coal, the Company continues to make progress on the feasibility study and is evaluating options to increase plant capacity through a combination of larger equipment and minimizing yield losses.  Additional engineering staff have been hired to increase the Company’s process development capacity.

2019 SUSTAINABILITY REPORT

Lithium Americas published its inaugural 2019 Sustainability Report prepared with reference to the GRI standards predicated on a robust materiality assessment and comprehensive disclosures on management approaches to the Company’s material environmental, social and governance (“ESG”) topics. The 2019 Sustainability Report sets the foundation for Lithium Americas’ future sustainability disclosures aligned with recognized standards of best practice and includes reporting on the United Nations’ Sustainable Development Goals.  The report is available on the Company's website.

Lithium Americas’ first Sustainability Report discloses data for the year ended December 31, 2019 and includes within its scope the activities and interests of Lithium Americas and its wholly owned subsidiary Lithium Nevada Corporation which oversees the pre-feasibility stage Thacker Pass Project. Given the significance of the Company’s jointly owned operation, Minera Exar S.A., the report also provides contextual information on the construction stage of the Caucharí-Olaroz Project.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

REVIEW OF THE COMPANY’S PROJECTS

Cauchari-Olaroz Project, Jujuy Province, Argentina

FIGURE A SX PLANT CONSTRUCTION

FIGURE B OPERATIONS CAMP

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Project Details

Caucharí-Olaroz is located in Jujuy Province in the northwest of Argentina. The project is situated in the Salar de Olaroz and Salar de Caucharí, adjacent to Orocobre Ltd.’s Olaroz lithium production facility, which has been in operation since 2015. The project is well-serviced by nearby infrastructure including major paved highways, which connect to the port of Antofagasta in Chile, a high-voltage transmission line, an adjacent 300MW solar power complex and a gas pipeline.

The 40,000 tpa feasibility study (as detailed below) includes a conventional, commercially proven brine processing technology developed in partnership with Ganfeng to produce battery-quality lithium carbonate (“Li2CO3“) that can be used to meet the specifications of battery material producers in manufacturing cathode and electrolyte for lithium-ion batteries. The feasibility study follows the 2017 feasibility study on a 25,000 tpa Li2CO3 project (“25,000 tpa DFS”).

COVID-19

On March 19, 2020, the government of Argentina enacted the Urgency Decree (DNU) #297/20 ordering, among other provisions, a national mandatory quarantine effective from March 20, 2020 (the “Quarantine”). Subsequently, the Quarantine period was extended until November 29, 2020, and then replaced by “social distancing” regulations which are currently in effect until March 12, 2021 and expected to be further extended by the government of Argentina in an effort to contain the further spread of the COVID-19 in the country.

As of the date of this MD&A, mining and construction activities are permissible in the Province of Jujuy, subject to meeting certain health protocols and other requirements. However, provincial authorities have also imposed several restrictions, particularly on the inter-provincial movement of people. These restrictions continue to impact Minera Exar’s ability to resume full construction activities, as they limit the ability of certain service providers and the workforce of Minera Exar to travel to and from the site, carry out some construction-related activities and exercise oversight of construction activities.

In July 2020, a number of asymptomatic COVID-19 positive cases were detected among Minera Exar workers. This triggered Minera Exar, under existing health and safety protocols, to test the workforce in coordination with provincial health authorities. A substantial number of tests were performed in order to identify and isolate COVID-19 cases. As a result, construction activities were suspended, the camp was closed retaining only a minimal level of staffing for care and maintenance purposes, and measures were taken to isolate positive cases and prevent the spread of the virus. The majority of workers who tested positive were asymptomatic. Workers who tested positive were demobilized from the site and placed in isolation, and under the care and monitoring of doctors appointed by health insurance providers and Minera Exar’s medical advisory team. All workers who tested positive for COVID-19 have since recovered and resumed work on site starting in September 2020.

Following the identification of asymptomatic COVID-19 positive cases among workers in July, Minera Exar implemented a new protocol (“Protocol”), in cooperation with medical experts in Argentina to screen for COVID-19 among its workforce. The Protocol includes extended quarantine periods for workers before accessing the site coupled with rapid testing, limits the use of camp capacity in accordance with the Province of Jujuy regulations along with related health and safety measures such a physical distancing and a reduced workforce on site. Since the implementation of the Protocol to the date of this MD&A, Minera Exar has had no new cases on site.

During the suspension periods, onsite construction activities were stopped and certain costs, primarily associated with idled labor were expensed. Such costs were $1.9 million for the project during the year ended December 31, 2020 and the Company’s share of such costs was $0.9 million. As significant offsite activities continued during the onsite construction suspension periods, interest costs continued to be capitalized.

Minera Exar has been actively supporting the Province of Jujuy’s efforts to manage COVID-19, including through donations to buy medical and testing supplies for the Province, and providing local communities neighbouring the project with facilities for medical staff and supplies. Minera Exar is also in close communication with the Jujuy

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

provincial authorities and engaging with them regularly to identify any additional support that could be provided to assist with provincial and local efforts to combat the spread of the virus.

The Company has taken action in cooperation with the Province of Jujuy’s Emergency Operating Committee to implement health and safety protocols that prioritize workers and the local communities. In September, Minera Exar resumed construction activities on a gradual basis, with the implementation of the enhanced safety protocols. Minera Exar engaged a team of medical advisors to develop the new enhancements to its existing safety protocols that were put in place in the early months of the pandemic in Argentina. These new enhancements take into account requirements, guidance and recommendations at the provincial and national levels in Argentina, as well as international guidance and recommendations, and were approved by the local authorities. The enhanced protocol has proven to be efficient in restricting cases at site. Nevertheless, the COVID-19 situation in Argentina during 2021 is expected to continue to be challenging.

Project Development Status

Evaporation Ponds & Production Wells

Earthworks for the 12 km2 of planned solar evaporation ponds are 100% complete, and liner installation is approximately 75% complete. Currently, there are 30 production wells drilled and 3 in progress. As of the date of this MD&A, approximately 9.9 million cubic meters (“m3”) of brine have been pumped into the ponds for initial evaporation and process testing. The wells are producing lithium concentrations that are in line with expectations.

Infrastructure

Construction of the access roads and platforms for the wells is 100% complete. Gas pipeline construction is well underway, and more than 50% complete. 33 kV power line and 13.2 kV distribution line are progressing with the 13.2kV distribution lines close to 70% complete. The contract to build the water pipeline has been awarded, and construction activities started in early February 2021.

Lithium Carbonate Plant

The majority of the critical, long-lead-time equipment is currently under fabrication or has been delivered to site, including the crystallizer, SX plant, lime plant, reactors, centrifuges, micronizer, tanks, filters, dryer, and boilers. Most of the critical equipment was received.  Lime plant equipment has been delivered to the site and construction is progressing. The boron removal SX plant foundations are complete and some of the equipment has been installed at the plant. The civil works contractors for the rest of the lithium carbonate plant are at site working on the crystallizer, dilution plant, purification, carbonation and substation. Most of the crystallizer foundations were completed. Construction of the warehouse buildings is 100% complete. The carbonate plant electromechanical contractor has started work at the SX plant.

Capital Expenditures

Pre-production capital cost estimates for Caucharí-Olaroz, including a contingency, remain unchanged at $565 million (excluding capital costs attributable to COVID-19) of which approximately $388 million has been spent as of December 31, 2020.  Approximately $477 million of the total has been committed or spent as of December 31, 2020 and the projected capital cost remains within the budget. Capital costs attributable to COVID-19 during the construction period, including cost for quarantine and extra camp capacity, are being assessed and now reported separate from the budgeted capital expenditures. To date, most of the major contracts have been awarded or are well advanced in the process to be awarded.

Permitting

An update to the “Environmental Impacts Report for Exploitation” for Caucharí-Olaroz was approved by Jujuy Province in 2020 to allow the expansion of the initial production capacity to 40,000 tpa of lithium carbonate.  In addition, the Province of Jujuy granted the necessary permits for water use connected to development activities.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Health and Safety

The Total Recordable Incident Frequency rate (“TRIFR”) for Cauchari-Olaroz for the last twelve months as at December 31, 2020 was 3.52 per 200,000 hours worked. For a description of the impact of COVID-19 on health and safety refer to the “COVID-19” section above.

Workforce

Minera Exar’s office in Jujuy is coordinating recruitment and other human resource initiatives in the regional community. Considering the company’s commitment to the local communities, numerous local service providers have been engaged to provide services to Minera Exar and a training program is in place, providing operations training to people in the local communities. A proactive approach was taken to develop a training program for positions to be filled during construction and operations, which includes the development of manuals and providing practical training on site. Ensuring diversity is an important consideration for the Company and Minera Exar, with local communities currently representing 22% of Minera Exar’s workforce, and women representing 17%.

Environmental Responsibility & Social Benefits

Environmental Responsibility

Minera Exar is focused on developing Caucharí-Olaroz to be among the most environmentally responsible lithium projects globally. The process’ principal source of energy is designed to be solar evaporation resulting in a low overall carbon footprint. Furthermore, water requirements for processing are relatively low as compared to other lithium carbonate production processes. Process water will be sourced from aquifers that do not naturally meet drinking water standards. Minera Exar’s objective is to continue to explore ways to further reduce the project’s environmental footprint and produce lithium in an environmentally responsible manner.

Hydrological Modeling & Monitoring

Minera Exar has developed advanced hydrological models related to current and proposed operations in the brine-bearing region of Jujuy and is carrying out extensive monitoring programs to more fully understand and measure the effects that brine extraction may have on surrounding hydrogeology including groundwater resources. Minera Exar has conducted extensive research and analysis on the brine reserves and hydrogeology of the Caucharí-Olaroz salars and works closely with regulatory authorities in the region to ensure that the volume and rate of brine extraction is sustainable and supports conservation of the dynamic ecosystems within the broader salars.  Minera Exar is committed to continuing its investment in the development and implementation of hydrological monitoring and modeling programs to mitigate potential changes to the hydrology and geochemistry of these environments and ecosystems

Economic & Social Benefits

The 40,000 tpa FS (as defined below) highlights substantial employment and economic benefits to Minera Exar’s employees, the local communities, and the provincial and federal governments. The project is providing many jobs during construction and development and is expected to provide new long-term opportunities for the community as the project continues to grow.

Economic benefits of the expanded Caucharí-Olaroz project include (based on 40,000 tpa DFS and $12,000/t Li2CO3 long-term):

•	Increase in federal and provincial taxes – estimated total of $4.2 billion for life of mine (“LOM”) (or $114 million per year).
•	Increase in royalty and mining duty payments.
•	Increase in employment taxes.
•	Extension of the current employment opportunities with over 1,000 Minera Exar employees and contractors.
•	Extension of relationships with the local communities with at least a 40-year project life.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

JEMSE Arrangement

During 2012, to comply with Province of Jujuy regulations (Province of Jujuy General Decree 7592), Minera Exar entered into a letter of intent with and granted a conditional right to JEMSE to acquire an 8.5% equity interest in Minera Exar for one US dollar and provide management services as required to develop the project.

Following closing of the 2020 Cauchari Transaction, Minera Exar and JEMSE entered into a definitive agreement, which allows JEMSE to exercise its right to acquire an 8.5% interest in Minera Exar and, among other provisions, sets the framework for JEMSE to reimburse its pro rata (8.5%) share of the equity financing for the construction of the Cauchari-Olaroz project to the Company and Ganfeng through the assignment of one‑third of the dividends otherwise payable to JEMSE in future periods. The annual distribution of dividends from Minera Exar to all shareholders including JEMSE, will only be considered once all of Minera Exar’s annual commitments related to the project’s debt have been met. Closing of the agreement, which is subject to customary closing conditions, is expected in the first half of 2021.

Project Financing and Liquidity

In 2017, the Company closed two financing arrangements, one with Ganfeng and one with BCP Innovation Pte Ltd. (“Bangchak”). Between the two financings, Lithium Americas raised $205 million in available debt and $80 million in equity.

In connection with the 2018 transaction with Ganfeng, which closed on October 31, 2018 (“2018 Transaction”), Ganfeng provided Lithium Americas with a $100 million unsecured, limited recourse, subordinated loan facility.

As of December 31, 2020, $177 million of the $565 million total construction capital costs (excluding capital costs attributable to COVID-19) have not yet been expended and the shareholders of Minera Exar have approved the funding schedule for 2021. A further approximate $53 million in expected taxes and refundable VAT is required prior to production. Minera Exar expects to fund the remaining costs to production with capital contributions and loans from Lithium Americas and Ganfeng. Lithium Americas’ share of all additional funding required, up to the start of production, including working capital, is expected to be fully funded from its $184 million in available credit and loan facilities as at December 31, 2020.

See further details on the project financings in the section entitled “Liquidity and Capital Resources” below and under “Our Business”, and “Highlights” above.

Political and Economic Changes in Argentina

Although Argentina was in the past considered to be a developed country with a high standard of living and a well-educated population, the country suffered during most of the 20th century from recurring economic crises, persistent fiscal and current account deficits and high levels of inflation.

The election of President Alberto Fernandez in December 2019 brought with it the formation of an alliance between different factions of the Peronist party, including the Kirchner leftist/populist faction, which had been divided since 2015. The new government took steps to regulate and protect the economy, increase certain taxes (e.g., export taxes and wealth taxes) and suspend previously announced tax reductions. The President Fernandez administration has successfully re-negotiated its external debt with most private bondholders and is now in the process of debt renegotiations with the International Monetary Fund (“IMF”). Nevertheless, the government is grappling with a difficult situation as it tries to combat the economic impact of the coronavirus outbreak with a combination of fiscal stimulus and strict containment measures.

In addition, the Argentine government has enacted a series of capital controls and foreign exchange regulations. To date, these controls and regulations include, but are not limited to: a requirement that proceeds of exports be repatriated at the applicable official exchange rate; restrictions on payments of dividends and intercompany debt without approval from the Argentinean Central Bank; and request to restructure immediate payments on debt from foreign lenders. There is also a possibility that the Argentine government could expand its existing controls or

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

introduce new regulations. Historically, such capital controls and foreign exchange regulations have had broad effects, including limitations on imports and difficulties accessing foreign currency to settle obligations with foreign creditors. To date, President Fernandez has been an active political supporter of mining activities. Further, in 2020, the Central Bank announced the issuance of dollar-linked peso denominated promissory notes to assist mining companies to hedge potential peso devaluations against the US$ dollar.

On March 20, 2020, Argentina enacted a strict COVID-19 quarantine policy, which has had a significant impact on Argentina’s already difficult economic environment and the general socioeconomic situation in the country.

The Company’s development of the Cauchari-Olaroz project exposes it to certain risks associated with doing business in Argentina, including capital controls, foreign exchange regulations, and other changes in governmental policy. Although the Company undertakes measures to mitigate such risks, there can be no assurances that the Company will be successful in mitigating such risks, or that the realization of any of such risks will not have a material and adverse effect on the Company. For a more fulsome description of the risks the Company is exposed to, please see the Risks section in this MD&A and in the Company’s AIF for the year ended December 31, 2020 filed on SEDAR.

40,000 TPA Feasibility Study

On September 30, 2019, the Company announced an update to the Measured and Indicated mineral resource at its Cauchari-Olaroz project to 19.9 million tonnes of LCE at 592 mg/L and the Proven and Probable mineral reserve to 3.6 million tonnes of LCE at 607 mg/L Li.

On October 19, 2020, the Company filed an updated National Instrument 43-101 (“NI 43-101”)Technical Report titled, “Updated Feasibility Study and Mineral Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina” (the "Technical Report" or the “40,000 tpa FS”), with an effective date of September 30, 2020. Capital expenditures remained unchanged at $565 million, with contingency of $9 million and with $304 million already spent as at June 30, 2020 and excluded from the net present value (“NPV”). Operating costs were updated to $3,579 per tonne of battery-quality lithium carbonate from $3,576 per tonne previously. The Technical Report resulted in after-tax NPV of $1.5 billion at a 10% discount rate and $12,000/tonne long-term lithium carbonate price. Sensitivity analysis demonstrates after-tax NPV of $518 million at 50% lower lithium carbonate prices and $3.4 billion at 50% higher prices.

The 40,000 tpa FS is available on SEDAR at www.sedar.com.

Planned Activities on the Project

The Company and Minera Exar continue to monitor the evolving COVID-19 situation in Argentina and elsewhere and are assessing its potential impacts on the health and safety of the Minera Exar workforce as well as the impacts on the construction activities at the project. Based on the latest construction schedule, which assumes a reduced workforce at site in accordance with COVID-19 protocols throughout construction, the Company expects first production in mid-2022.

Thacker Pass Project, Nevada, USA

The Company is advancing the 100%-owned Thacker Pass Project, a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada, through its wholly owned subsidiary, Lithium Nevada Corp.

COVID-19

The Company has abided by all state-wide COVID-19 restrictions and protocols. Permitting and engineering staff have been working from both Company offices and home using online platforms to facilitate compliance with social distancing practices.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Lithium Americas has been donating $1,000 per month to local food banks in northern Nevada to provide assistance to members of the community that have been economically impacted by the shutdowns and plans to continue this support until the pandemic has ceased.

Project Details

The Thacker Pass project is located in Humboldt County in northern Nevada, USA. The project is situated at the southern end of the McDermitt Caldera, approximately 100 km northwest of Winnemucca, 33 km northwest of Orovada, and 33 km south of the Oregon border. The Thacker Pass project is accessible via a paved highway with good regional infrastructure including power and rail. Northern Nevada is recognized as a politically stable jurisdiction and one of the most concentrated areas in the world for skilled mining labor and services.

The Thacker Pass Project has been designed to avoid environmentally sensitive and rugged terrain, which is expected to reduce permitting timelines, construction risk and costs. The proposed plant and tailings facilities are to be located in the low-lying area of Thacker Pass and immediately adjacent to the pit, which houses the Thacker Pass deposit. The flat and expansive terrain allows for a compact footprint and future potential expansions.

Regulatory & Permitting

Federal National Environmental Policy Act

On January 21, 2020, the BLM published the NOI in the federal register to prepare an EIS for the Thacker Pass Project. The NOI formally commenced the National Environmental Policy Act (“NEPA”) EIS preparation and public engagement process by the BLM.

The NEPA process is designed to help public officials complete permitting decisions that are protective of the environment and includes a public engagement process.  The 12-month NEPA period is scheduled to include the BLM’s ROD, representing the BLM’s final decision on Lithium Nevada’s application for an approved Plan of Operations.  In October 2019, the BLM engaged ICF Jones & Stokes, Inc. (“ICF”), an experienced NEPA consultant, to prepare the EIS. The BLM, Lithium Nevada and ICF have entered into Memorandums of Understanding that define the timeline and support the overall management of the EIS-development process.

The publication of the NOI on January 21, 2020 in the federal register follows the final Plan of Operations which was submitted by Lithium Nevada in August 2019 and accepted by the BLM in September 2019. The Plan of Operations includes production of battery-grade lithium hydroxide, lithium carbonate, and lithium metal (up to 60,000 tpa of LCE).

On July 29, 2020, the draft EIS for the Thacker Pass Project was published by the BLM in the federal register. Under NEPA, publication of the draft EIS commenced a 45-day public comment period. The BLM considered and responded to comments submitted by the public and regulatory agencies, updated the EIS where appropriate, and published a Final EIS following the agency internal review process on December 4, 2020. The BLM issued the ROD approving proposed Project and Exploration Plan on January 15, 2021, which authorizes project construction and operations upon posting financial assurance for reclamation. The ROD describes alternatives that were considered, identifies the preferred alternative and rationale for selection, and sets forth stipulations and environmental protection measures required by the BLM.

Lithium Nevada is also applying for various Federal, State and local permits to secure other necessary approvals for construction, operations, and reclamation. At this time, the cultural resources mitigation plan and State dam safety permit have been approved. The Company’s engagement with government, the Fort McDermitt Tribe and local stakeholders is planned to continue as the process advances for state and local permits.

11

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Figure 1 – Thacker Pass - Anticipated Permitting Process

Environmental & Social Responsibility

The proposed Thacker Pass mine, processing plant and tailings facilities are in a low-lying area of Thacker Pass and adjacent to the proposed pit. The flat and expansive terrain allows for a compact footprint that also supports future potential expansions. Thacker Pass operations will not involve any physical disturbance of sage grouse leks or golden eagle nests, and Lithium Americas is working within existing state and federal programs to mitigate against any potential indirect impacts associated with noise or other possible disruptions. Compared to the original mine plan, the Company has identified ways to reduce water consumption by approximately 50% through extensive recycling.

In the long term, our objective is to achieve carbon neutral operations at Thacker Pass.  As one component, the Company proposes a heat recovery system designed to turn waste heat into carbon-free electricity. The waste heat generation facility is expected to provide electricity for the plant and mine. Carbon-free steam is expected to be used in the plant (no natural gas or other fuel is required to make steam).

Thacker Pass is being developed with sustainable design and processes to the extent possible to facilitate the extraction and processing of critical minerals required for a low-carbon economy. Lithium Americas’ reclamation and closure plan contemplates backfilling and revegetating much of the pit area to reduce long-term visual impacts and to allow for the substantial restoration of pre-project land uses by wildlife. Many years of environmental monitoring data were collected and used to locate project infrastructure in areas of lowest environmental impact. The sound and air emissions control systems have been engineered to exceed regulatory requirements. Within the proposed processing facility, water recycling is expected to be employed throughout the facility to minimize consumption (Phase 1 requires approximately the same amount of water as about 3-4 alfalfa irrigation pivots).

Lithium Americas made the decision in 2018 to move the project south of the Montana Mountains to avoid disturbing sensitive ecological areas located within the mountains. The Company has collected baseline environmental data over a seven-year period and has provided the BLM with a complete set of baseline reports required for the NEPA process. The data and related modeling indicate that no significant adverse impact to local streams or related wildlife habitat are expected, either directly or indirectly. BLM’s related analysis is included in the EIS.

Community Engagement

Throughout the project definition and design process, Lithium Americas has engaged with local stakeholders in a transparent consultation process. Several open houses have been held since 2017, most recently in January and February 2020.  A Project Engagement Agreement with the local Fort McDermitt Tribe continues to be in place to ensure that tribal members are fully engaged and informed about the project, including employment and training opportunities that will be available prior to proposed construction and operations.

12

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Great Basin Sagebrush Restoration Fund

The Great Basin Sagebrush Restoration Fund founded by Lithium Americas and the University of Nevada, Reno Foundation is now the largest research fund of its kind in the US. Progress continues in 2021 on developing innovative sagebrush restoration technologies including coated seeds, genetics and restoration modeling.

Winnemucca Office

In anticipation of construction commencing after receiving final permits and financing, a project office in Winnemucca was established in December 2019. The office is staffed full-time by Lithium Nevada’s Community Relations Manager to respond to public questions about the project, including employment and contracting opportunities.

Employment

During the proposed two-year construction and commissioning period, it is anticipated that approximately 1,000 jobs will be created. Approximately 300 high-paying jobs are anticipated during Phase 2 operations. Northern Nevada has limited career opportunities, which emphasizes the potential for the Project to provide a positive impact on the local economy. The Company is proactively working with local partners and stakeholders to provide training opportunities for the local workforce to ensure that local residents are equipped with the appropriate skills to take advantage of employment opportunities as they arise.

The Company has established essential job training programs specific to positions that will be available during planned Project construction, and throughout Thacker Pass operations. To achieve this, the Company has partnered with Northeastern Nevada Regional Development Authority, Great Basin College, JOIN, Inc. and Nevada Builders Alliance, thereby leveraging the local resources to build capacity in the regional workforce. In addition, Lithium Americas has entered into a Project Engagement Agreement with the Fort McDermitt Paiute and Shoshone Tribe (the “Tribe”) to extend training, jobs and economic opportunities. As part of this agreement, the Company has conducted capacity mapping of the Tribe to understand the existing capabilities and expertise that can be applied to the Project, as well as opportunities to provide skills training.

Scalability

The lithium deposit hosted in the McDermitt Caldera has been drilled extensively by Lithium Americas and previous owners of the claims.  However, the full extent of the deposit has not been defined. To this end, Lithium Americas has also submitted a Plan of Operations for additional exploration work it anticipates carrying out in parallel to the Mine Plan of Operations. The Plan of Operations for additional exploration work was authorized as part of the ROD issued on January 15, 2021.  This approval allows Lithium Americas to explore other areas within Thacker Pass that have potential for lithium enriched sediments, including areas south of Highway 293 and areas east of the proposed pit (Figure 2).

13

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Figure 2 – Thacker Pass Plan of Operations for Mining and Processing (blue) and Exploration (red).

Process Research Facility

Lithium Americas has produced over 15,000 kg of high purity lithium sulphate, the precursor for lithium hydroxide and lithium carbonate, at the Company’s process testing facility in Reno, Nevada.  Lithium sulphate has been sent to crystallization vendors to make battery quality lithium hydroxide and lithium carbonate samples and provide the Company with a process flow sheet, cost estimates and performance guarantees.  Samples have also been sent to filtration vendors to conduct testing, cost estimation and performance guarantees.  This information is being used to develop the FS.

Additional mineralized material from the Thacker Pass deposit was collected in 2019 from numerous areas of the proposed pit. These samples, totaling approximately 60 tonnes of material, likely represent the various mined material types predicted to be encountered across the proposed pit area. The samples continue to be processed at the facility to optimize and further increase confidence in the flow sheet.

Feasibility Study

Building on the results of the NI 43-101 pre-feasibility study for the Thacker Pass project, dated August 1, 2018, the Company’s technical team and consultants continue to advance work to prepare a feasibility study for the Thacker Pass project (the “FS”). Based on discussions with potential customers and joint venture partners, the Company is assessing changes to the parameters of its feasibility study to target a higher production capacity than the 20,000 tpa of lithium carbonate equivalent. Working with its mining partner, The North American Coal Corporation, the Company continues to make progress on the feasibility study and is evaluating options to increase plant capacity through a combination of larger equipment and minimizing yield losses. Additional engineering staff have been hired to increase the company’s process development capacity.

Financing Strategy

Lithium Americas continues to evaluate a variety of strategic financing options, including the possibility of a joint venture partner for the development of Phase 1 of Thacker Pass.

14

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

Preliminary Feasibility Study (“PFS”)

On April 5, 2018, the Company updated the Measured and Indicated mineral resource at its Thacker Pass project to 6.0 million tonnes of LCE at 2,917 parts per million lithium (“ppm Li”) and the Inferred mineral resource to 2.3 million tonnes of LCE at 2,932 ppm Li.

On June 21, 2018, the Company announced the PFS results and on August 2, 2018, filed the PFS for its Thacker Pass lithium project. The PFS, prepared and approved by WorleyParsons Canada Inc., demonstrates a design capacity of 60,000 tonnes tpa of battery-grade Li2CO3 with initial production capacity of 30,000 tpa (“Phase 1”) and increasing to 60,000 tpa (“Phase 2”), with a LOM of 46 years. The PFS contemplates average LOM operating costs of $2,570/t of Li2CO3, net of credits from sulfuric acid and electricity sales. Initial capital costs, including a 19% contingency, are estimated at $581 million for Phase 1, and $478 million for Phase 2. Average annual earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $520 million ($246 million – Phase 1), after-tax NPV of $2.6 billion (at an 8% discount rate) and after-tax internal rate of return (“IRR”) of 29.3% are projected, assuming a price of $12,000/t for battery-grade Li2CO3.

The PFS for Thacker Pass, with an effective date of August 1, 2018, is available on SEDAR at www.sedar.com

SELECTED FINANCIAL INFORMATION

The following selected financial information is presented in thousands of US dollars, shares and equity instruments in thousands, unless otherwise stated and except per share amounts.

Selected Annual Financial Information

The following table provides a brief summary of the Company’s financial operations for the year ended December 31, 2020 (“FY 2020”), December 31, 2019 (“FY 2019”), and December 31, 2018 (“FY 2018”).

For more detailed information, refer to the audited consolidated financial statements for FY 2020, FY 2019, and FY 2018 which can be found on the SEDAR website (www.sedar.com).

	Years Ended December 31,
	2020	2019	2018
	$	$	$
Expenses	(30,614)	(15,688)	(23,704)
Net (loss)/income	(36,234)	51,665	(28,267)
Total comprehensive (loss)/income	(35,854)	52,091	(32,446)
(Loss)/income per share - basic	(0.39)	0.58	(0.32)
(Loss)/income per share - diluted	(0.39)	0.56	(0.32)
Cash and cash equivalents	148,070	83,614	41,604
Total assets	326,723	293,799	103,939
Total long-term liabilities	(127,266)	(119,188)	(18,296)

Starting from Q3 2019, upon closing of the Project Investment (as defined further below), and until August 27, 2020, the date of closing the 2020 Cauchari Transaction, the Company accounted for its investment in Cauchari-Olaroz project as a joint operation and recognized its share of the assets, liabilities and results of the Cauchari-Olaroz project. This resulted in significant increases in total assets, property, plant and equipment, working capital and total liabilities during this period. Upon closing of the 2020 Cauchari Transaction, the investment in Cauchari-Olaroz (“Investment in Cauchari-Olaroz project”) is accounted for under the equity method, and the Company derecognized its share in the project’s assets, liabilities and results.

Expenses increased from 2019 to 2020, primarily due to increases in exploration expenditures (as result of the timing of Lithium Nevada project development activities), stock-based compensation and general and administrative

15

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

expenses (primarily as a result of an increase in salaries and benefits, office expenses, investor relations, and professional fees partially offset by reduced travel expenses) and a $1,451 share of income in 2020 versus a $3,648 in 2019 of the Cauchari-Olaroz project. The net loss and total comprehensive loss in 2020 are mainly a result of the reduction of the gain on Cauchari-Olaroz transactions which was $288 in 2020 following the 2020 Cauchari Transaction compared to $74,492 in 2019 upon the closing of the Project Investment. Refer to the “Results of Operations – Year Ended December 31, 2020, compared to the Year Ended December 31, 2019” section below.

In 2020, total assets increased primarily as a result of the ATM Program gross proceeds of approximately $100,000 and recognition of $131,394 investment in Cauchari-Olaroz project, partially offset by derecognizing the Company’s 50% share ($223,294) of Minera Exar’s property, plant and equipment and other assets, and the reduction of cash for expenditures during the year. Cash and cash equivalents increased in 2020 as a result of the ATM Program partially offset by cash outflows for operating and investing activities. Total long-term liabilities increased in 2020 primarily as a result of the drawdowns made during the year from the Company’s senior credit facility of $12,000 and $25,000 proceeds from a drawdown from the Limited Recourse Loan Facility (as defined below), partially offset by derecognition the Company’s share of Exar Capital’s borrowings upon closing of the 2020 Cauchari Transaction. Total long-term liabilities increased in 2019 primarily as a result of recognizing the Company’s share ($28,845) of its joint operation’s borrowings and drawdowns made during the year from the Company’s senior credit facility of $66,250.

In Q4 2019, the Company’s Board made a strategic decision to wind-up the organoclay business in an orderly fashion, including divestiture of its assets, as the organoclay business is non-core to the Company’s portfolio of lithium projects. Organoclay property, plant and equipment is classified as assets held for sale as at December 31, 2020 and December 31, 2019, and the results from its operations have, together with restated comparatives, been presented as discontinued operations. Refer to section “Assets held for sale and discontinued operation” further below.

Quarterly Information

Selected consolidated financial information is presented as follows:

	2020				2019
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Total assets	326,723	232,557	319,640	326,092	293,799	292,134	164,876	139,748
Property, plant and equipment	1,935	1,750	214,473	188,699	158,924	137,202	6,803	6,866
Working capital	141,660	69,391	39,818	70,644	73,645	102,838	31,748	38,019
Total liabilities	136,020	131,251	175,578	175,388	134,178	127,393	89,790	60,260
Expenses	(8,065)	(5,743)	(6,494)	(10,312)	(5,341)	(3,265)	(4,936)	(2,146)
Net income/(loss) for the period	(9,741)	(6,485)	(5,992)	(14,016)	(6,176)	68,968	(6,654)	(4,473)
Basic income/(loss) per common share	(0.10)	(0.07)	(0.07)	(0.16)	(0.07)	0.77	(0.07)	(0.05)

Notes:

1.	Quarterly amounts added together may not equal to the total reported for the period due to rounding or reclassifications.
2.	Diluted income per share in Q3 2019 was $0.75. In other periods diluted loss per share equals basic loss per share.

Changes in the Company’s total assets and working capital were driven mainly by financings, transactions, increases in loans and contributions to Cauchari-Olaroz, expenses in the period and the Company’s share of results of Cauchari-Olaroz. In Q4 2020 total assets increased primarily due to proceeds from the ATM Program, partially offset by expenses in the period and Thacker Pass exploration costs. In Q3 2020, total assets and property, plant and equipment decreased primarily as a result of derecognizing the Company’s 50% share of Minera Exar’s assets. In Q1-Q2 2020, property, plant and equipment and total assets increased as a result of the Company’s share of the increase of Cauchari-Olaroz capital expenditures, partially offset by expenses in the period and Thacker Pass exploration costs. In Q3 2019, total assets increased primarily as a result of recognizing the Company’s 50% share of Minera Exar’s cash and cash equivalents of $73,730, property, plant and equipment of $130,553 and other

16

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

assets. In Q2 2019 and Q1 2019, total assets increased primarily as a result of the $28,750 and $37,500, respectively, in loans made to Minera Exar which were funded by drawdowns from the senior credit facility, partially offset by the expenses incurred during those periods.

In Q4 2020, working capital increased as a result of the $100,000 in gross proceeds raised from the ATM Program offset by expenditures in the period. In Q3 2020, working capital increased as a result of $40,000 cash received upon repayment of loans as part of the 2020 Cauchari Transaction, offset by derecognition of Charchari-Olaroz working capital. In Q1-Q2 2020 and Q4 2019, working capital decreased primarily as a result of a decrease in Minera Exar’s cash and cash equivalents as funds were spent on project construction and expenses in the period, partially offset in Q1 2020 with $20,000 in proceeds from a drawdown under the Limited Recourse Loan Facility (as defined below). In Q3 2019, working capital increased primarily as a result of recognizing the Company’s 50% share of Minera Exar’s cash and cash equivalents of $73,730 and other assets and liabilities.

In Q3, 2020, total liabilities decreased primarily as a result of derecognition of the Company’s share of Exar Capital’s borrowings upon closing of the 2020 Cauchari Transaction. In Q1 2020, total liabilities increased primarily as a result of a $22,232 drawdown on the Limited Recourse Loan Facility and a $12,000 drawdown on the Company’s senior credit facility. In Q3 2019, total liabilities increased primarily as a result of recognizing the Company’s share of Exar Capital’s borrowings of $27,983.

The increase in the Company’s net loss in Q4 2020 was primarily a result of an increase in exploration expenditures and increased stock-based compensation during the period. The increase in the Company’s net loss in Q1 2020, was primarily a result of increased stock-based compensation during the period. Net income in Q3 2019 is primarily a result of a gain on closing of the Project Investment of $74,492.

Results of Operations – Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following table summarizes the key items that resulted in the income for the year ended December 31, 2020 versus loss for the year ended December 31, 2019, as well as certain offsetting items:

Financial results	Years Ended December 31,		Change
	2020	2019
	$	$	$
Exploration expenditures	(17,726)	(8,525)	(9,201)
General and administrative	(7,713)	(6,692)	(1,021)
Equity compensation	(6,626)	(4,119)	(2,507)
Gain on Cauchari-Olaroz transactions	288	74,492	(74,204)
Share of income of Cauchari-Olaroz project	1,451	3,648	(2,197)
Transaction costs	(1,233)	(1,102)	(131)
Foreign exchange loss	(270)	(326)	56
Finance costs	(3,642)	(2,928)	(714)
Finance and other income	1,469	855	614
Loss from discontinued operations	(1,013)	(2,193)	1,180
Tax expense	(1,219)	(1,445)	226
Net (loss)/income	(36,234)	51,665	(87,899)

Net loss for the year ended December 31, 2020, was $36,234 compared to net income of $51,665 for the year ended December 31, 2019. Net income in 2019 is primarily a result of a gain on closing of the Cauchari-Olaroz Project Investment (as defined further below) of $74,492. Excluding this gain, the higher net loss for the year ended December 31, 2020, was mainly attributable to an increase in Thacker Pass exploration expenditures related to FS preparation, an increase in equity compensation, a lower share of income of Cauchari-Olaroz project, increased finance costs, and higher general and administrative costs partially offset by an increase in finance and other income, a decrease in tax expense, lower foreign exchange loss and loss from discontinued operations.

17

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

Expenses

Exploration expenditures during the year ended December 31, 2020 of $17,726 (2019 – $8,525) include expenditures incurred for the Thacker Pass project. The increase in the Company’s exploration expenditures is mostly due to FS-related costs incurred during 2020, and the timing of permitting and other expenditures on the project.

Equity compensation during the year ended December 31, 2020 of $6,626 (2019 - $4,119) is a non-cash expense and consists of the $4,669 (2019 - $2,252) fair market value of RSUs, the $1,957 (2019 - $1,628) fair value of PSUs vested during the period and the $nil (2019 - $239) estimated fair value of stock options. For the year ended December 31, 2020 the Company granted 121 DSUs to its directors (2019 - 135). Higher equity compensation during the year ended December 31, 2020 was mainly due to the timing of equity grants and vesting of RSUs as costs are amortized over the vesting period.

Included in General and Administrative expenses during the year ended December 31, 2020 of $7,713 (2019 - $6,692) are:

-	Office and administrative expenses of $1,360 (2019 - $941), which increased as a result of higher insurance, IT, telephone, and other expenses.
-

Professional fees of $1,073 (2019 - $955) consisting of legal fees of $288 (2019 – $242), consulting fees of $593 (2019 - $447), accounting fees of $192 (2019 - $260), and marketing fees of $Nil (2019 - $6). The increase is due to the costs of filing of the base shelf prospectus and other items.

-	Salaries and benefits of $4,475 (2019 - $3,657) increased mainly due to the timing and the amount of annual bonus payments in the periods.
-	Regulatory and filing fees of $277 (2019 - $235) increased due to the timing of corporate activities.

Other Items

During the year ended December 31, 2020, the Company recognized a foreign exchange loss of $270 (2019 – $326). The decrease in the loss was due to the slight weakening of the US dollar against the Canadian dollar on the Company’s increased cash balance as a result of the ATM Program, partially offset by the impact on borrowings. Most of the Company’s cash and borrowings are denominated in US currency. Finance and other income during the year ended December 31, 2020, was $1,469 (2019 - $855) and includes mainly interest income earned on the Company’s cash and cash equivalents and the Company’s share of interest income earned on loans to Exar Capital. Estimated accrued foreign withholding taxes of $1,219 for the year ended December 31, 2020 (2019 - $1,445) are the Company’s share of Exar Capital’s tax and are payable when interest from intercompany loans between Exar Capital and Cauchari-Olaroz project is received.

18

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

Results of Operations – Three Months Ended December 31, 2020 Compared to the Three Months Ended December 31, 2019

The following table summarizes the items that resulted in the increase in net loss for the three months ended December 31, 2020 (Q4 2020) versus the three months ended December 31, 2019 (Q4 2019):

Financial results	Three Months Ended December 31,		Change
	2020	2019
	$	$	$
Exploration expenditures	(4,753)	(2,904)	(1,849)
General and administrative	(2,696)	(1,403)	(1,293)
Equity compensation	(2,422)	(1,034)	(1,388)
Gain on Cauchari-Olaroz transactions	-	-	-
Share of income of Cauchari-Olaroz project	1,806	-	1,806
Transaction costs	(38)	-	(38)
Foreign exchange loss	(3)	1,139	(1,142)
Finance costs	(2,436)	(202)	(2,234)
Finance and other income	930	514	416
Loss from discontinued operations	(129)	(841)	712
Tax expense	-	(1,445)	1,445
Net loss	(9,741)	(6,176)	(3,565)

Net loss for the three months ended December 31, 2020, was $9,741 compared to a loss of $6,176 for the three months ended December 31, 2019. The increase in net loss in Q4 2020 is mainly due to the increase in finance costs (most of which were expensed during the three months ended December 31, 2020 upon closing of the 2020 Cauchari Transaction and capitalized in the comparative 2019 period as part of proportional consolidation of Cauchari-Olaroz project), higher exploration expenditures, general and administrative expenditures, equity compensation and a foreign exchange loss in Q4 2020 versus gain in Q4 2019, partially offset by higher finance and other income, the accrual of withholding tax expense in Q4 2019, and a decrease in loss from discontinued operations.

Expenses

Exploration expenditures in Q4 2020 of $4,753 (Q4 2019 – $2,904) include expenditures incurred for the Thacker Pass project. The increase in the Company’s exploration expenditures is mostly due to the higher FS-related costs and permitting and other expenditures on the project incurred during Q4 2020.

Equity compensation in Q4 2020 of $2,422 (Q4 2019 - $1,034) is a non-cash expense and consists of the $1,759 (Q4 2019 - $373) fair market value of RSUs, and the $663 (Q4 2019 – $661) fair value of PSUs expensed during the period. In Q4 2020 the Company granted 11 DSUs to its directors (Q4 2019 - 36). Higher equity compensation during Q4 2020 was mainly due to the timing of the year-end bonus equity awards to the Company’s employees and officers.

Included in General and Administrative expenses in Q4 2020 of $2,696 (Q4 2019 - $1,403) are:

-	Office and administrative expenses of $423 (Q4 2019 - $176) increased as a result of higher insurance, IT, telephone, and other expenses.
-

Professional fees of $253 (Q4 2019 - $233), consisting of legal fees of $27 (Q4 2019 – $54), consulting fees of $188 (Q4 2019 - $146) and accounting fees of $38 (Q4 2019 - $33). The increase in professional fees is due to the timing of expenses.

-

Salaries and benefits of $1,727 (Q4 2019 - $712) include compensation to the Company’s employees and directors’ fees. The increase in salaries and benefits is mainly due to the timing and the amount of bonus payments in the periods.

-	Regulatory and filing fees were $115 (Q4 2019 - $32). The increase is due to the costs of filing the base shelf prospectus and other items.

19

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

Other Items

The Company recognized in a foreign exchange loss of $3 (Q4 2019 gain – $1,139) in Q4 2020. Foreign exchange loss was due to the weakening in Q4 2020 of the US dollar against the Canadian dollar on the Company’s increased cash balance as a result of the ATM Program, partially offset by the impact on borrowings. Most of the Company’s cash and borrowings are denominated in US currency. Finance and other income in Q4 2020 was $930 (Q4 2019 – $514) and includes mainly interest income earned on the Company’s cash and cash equivalents and the Company’s share of interest income earned on loans to Exar Capital.

ASSETS HELD FOR SALE AND DISCONTINUED OPERATION

In Q4 2019, the Company’s Board made a strategic decision to wind-up the organoclay business in an orderly fashion, including divesting of its assets. The organoclay business is non-core to the Company’s portfolio of lithium projects.

Organoclay property, plant and equipment is classified as assets held for sale as at December 31, 2020 and is recognized at the lower of its carrying value and fair value less cost to sell.

The results from operations for the organoclay business have, together with restated comparatives, been presented as discontinued operations within the Consolidated Statements of Comprehensive Income/(Loss) and the Consolidated Statements of Cash Flows.

	Years Ended December 31,
	2020	2019
	$	$
ORGANOCLAY SALES	670	5,348
COST OF SALES
Production costs	(1,277)	(5,867)
Depreciation	(33)	(427)
Total cost of sales	(1,310)	(6,294)
GROSS LOSS	(640)	(946)

EXPENSES
Organoclay research and development	-	(281)
Impairment of Organoclay property, plant and equipment and write-off of other assets	-	(393)
Assets write off	(11)	-
General, administrative, and other	(443)	(573)
	(454)	(1,247)

Other Income	81	-

NET LOSS FROM DISCONTINUED OPERATIONS	(1,013)	(2,193)

Loss per share - basic	(0.01)	(0.02)
Loss per share - diluted	(0.01)	(0.02)

Net cash outflow from discontinued operations	(473)	(673)

Cash outflow from discontinued operations is included in cash flow from operating activities in the statements of cash flows. Discontinued operations have not generated or used cash in investing or financing activities.

On January 13, 2021 the Company completed sale of the Organoclay property, plant and equipment for gross proceeds of $4,250.

20

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Years Ended December 31,
	2020 $	2019 $
Cash used in operating activities	(30,881)	(17,647)
Cash used in investing activities	(42,597)	(8,357)
Cash provided by financing activities	137,824	67,914
Effect of foreign exchange on cash	110	100
Change in cash and cash equivalents	64,456	42,010
Cash and cash equivalents - beginning of the year	83,614	41,604
Cash and cash equivalents - end of the year	148,070	83,614

As at December 31, 2020, the Company had cash and cash equivalents of $148,070 and working capital of $141,660 compared to cash and cash equivalents of $83,614 and working capital of $73,645 as at December 31, 2019.

On August 16, 2019, the Company closed a transaction whereby Ganfeng agreed to subscribe, through a wholly-owned subsidiary, for newly issued shares of Minera Exar, for cash consideration of $160 million (such transaction, the “Project Investment”). Ganfeng increased its direct interest in Minera Exar from 37.5% to 50%, with Lithium Americas holding the remaining 50% interest, each subject to the rights of JEMSE to acquire an 8.5% interest in Minera Exar. Lithium Americas and Ganfeng, as part of the Project Investment, implemented certain amendments to the Shareholders Agreement governing the Cauchari-Olaroz project joint operation, including the provision of equal representation on the Minera Exar board of directors and the Management Committee governing Cauchari-Olaroz.

In January 2020, the Company drew down $12,000 of the $205,000 senior credit facility to fund the Company’s share of Cauchari-Olaroz project construction expenses with $109,250 remaining undrawn as at December 31, 2020. In January 2021, the Company drew down $4,550 from its $205,000 senior credit facility to fund the development expenditures on the Cauchari-Olaroz project with $104,700 remaining undrawn as at the date of this MD&A. In February 2020, the Company drew down $22,232 and in August 2020, the Company drew $2,476 from its $100,000 unsecured, limited recourse, subordinated loan facility to fund the Cauchari-Olaroz project, with $75,292 remaining undrawn under that credit facility and available for the Company’s general corporate purposes.

As part of the 2020 Cauchari Transaction, Ganfeng subscribed, through a wholly-owned subsidiary, for newly issued shares of Minera Exar, for cash consideration of $16,327, increasing its interest in the Cauchari-Olaroz project from 50% to 51%, with Lithium Americas holding the remaining 49% interest (each subject to the rights of JEMSE to acquire an 8.5% interest in Minera Exar). In addition, Ganfeng provided $40,000 to Exar Capital in non-interest-bearing loans, repayable in 2029 (subject to an additional one-year extension). Proceeds of these loans were used to repay intercompany loans owing to Lithium Americas.

During Q2 2019, Lithium Nevada entered into a long-term mine design, consulting and mining operations agreement with a mining contractor (the “Contract Mining Agreement”) on its Thacker Pass project. Under the Contract Mining Agreement, the mining contractor provided Lithium Nevada $3,500 in seven consecutive equal quarterly instalments and engineering services related primarily to mine design and permitting. Lithium Nevada will pay a success fee to the mining contractor of $4,650 payable upon achieving commercial mining milestones or repay $3,500 without interest if a final project construction decision is not made by 2024. During construction, the mining contractor has agreed to provide initial funding of up to $50,000 to procure all mobile mining equipment required for Phase 1 operations.

21

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

ATM Program and underwritten public offering of shares

ATM Program

On November 30, 2020, Lithium Americas completed the ATM Program and issued a total of 9,267 common shares from treasury for gross proceeds of approximately $100,000.

The ATM Program was established pursuant to a prospectus supplement dated October 20, 2020 (the “Canadian Prospectus Supplement”) to the Company's Canadian base shelf prospectus dated October 19, 2020 (the “Canadian Base Prospectus”) filed with the securities commissions in each of the provinces and territories of Canada and pursuant to a prospectus supplement dated October 20, 2020 (the “U.S. Prospectus Supplement”) to the Company's U.S. base prospectus dated October 19, 2020 (the “U.S. Base Prospectus”) included in its registration statement on Form F-10 (the “Registration Statement”) and filed with the U.S. Securities and Exchange Commission (the “SEC”). The Canadian Prospectus Supplement and the Canadian Base Prospectus may be downloaded from SEDAR at www.sedar.com, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement are accessible via EDGAR on the SEC website at www.sec.gov. The Distribution Agreement may be downloaded from SEDAR at www.sedar.com and is also accessible via EDGAR on the SEC website at www.sec.gov.

As previously announced, Lithium Americas intends to use the net proceeds of this offering for general corporate and working capital purposes. Total net proceeds of the offering, after deducting underwriters’ fees and other expenses, was $96,776. As of December 31, 2020, the Company used approximately $1,600 of proceeds from the ATM Program for general corporate and working capital purposes.

Underwritten Public Offering

On January 22, 2021, Lithium Americas closed an underwritten public offering (“Underwritten Public Offering”) of shares of its common stock (the “Common Shares”). The Company issued 18,182 Common Shares, including 2,273 Common Shares following the exercise in full by the underwriters of their over-allotment option. The shares were issued at a price of $22.00 per Common Share for gross proceeds to the Company of approximately $400,000. Total net proceeds of the offering, after deducting underwriters’ fees and other expenses, were approximately $377,000.

The Offering was made by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s existing Canadian Base Prospectus and the Company’s United States Registration Statement. The Offering was made in the United States and in each of the provinces and territories of Canada, except Québec. The Prospectus Supplement, the Canadian Base Prospectus and the Registration Statement contain important information about the Company and the Offering. The final Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) is available on SEDAR at www.sedar.com. The final U.S. Prospectus Supplement (together with the Registration Statement) is available on EDGAR at www.sec.gov.

The Company intends to use the net proceeds from the Underwritten Public Offering to advance the Thacker Pass Project, to satisfy obligations under the Senior Credit Facility, for general corporate purposes, and for working capital. To date, the Company has not generated significant revenues from operations. The Company had negative operating cash flows for the years ended December 31, 2020 and December 31, 2019 and the Company may continue to incur negative operating cash flows. As a result, the Company may need to allocate a portion of its existing working capital or a portion of the proceeds of the Underwritten Public Offering to fund any such negative operating cash flow in future periods. The Company may, from time to time, issue securities (including equity and debt securities) other than pursuant to this prospectus supplement. The net proceeds of the Offering are intended to be used as follows (proceeds from the Over-Allotment Option were included in general corporate purposes and working capital):

22

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

Principal Purpose(1)	Estimated Amount to be Expended
Per Prospectus Supplement dated January 20, 2021
Pre-construction and Engineering costs on Thacker Pass Project	23,200
Development Costs on Thacker Pass Project(2)	272,050
Interest Expense on Senior Credit Facility	20,000
General corporate and working capital purposes(3)	61,750
Total	377,000

Notes:

(1)

Expenditures are based on budgeted and forecasted costs over the course of 2021 and 2022, with the exception of the development costs at Thacker Pass, which may involve expenditures over a longer term depending on the development timetable established by the Company.

(2)

A decision to incur expenditures on development of the Thacker Pass Project are subject to several factors, including results of the upcoming feasibility study, the extent and terms of third-party financing that the Company secures for development costs and the Company having made a development decision on the project. The Company may, in its discretion, alternately elect to allocate some or all of these proceeds to repayment of amounts owing under the Senior Credit Facility or to general corporate purposes.

(3)	Funds included in general corporate purposes may be allocated to corporate expenses, business development and other business opportunities.

Although the Company intends to expend the net proceeds from the Underwritten Public Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Underwritten Public Offering.

The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under the heading “Risk Factors” in the Prospectus Supplement and the accompanying prospectus and set out in the documents incorporated by reference therein.

The ATM Program and the Underwritten Public Offering were launched pursuant to the Canadian Base Prospectus and its corresponding filing with the SEC of the U.S. Base Prospectus and Registration Statement. Such filings qualified the Company to offer common shares, preferred shares, warrants, subscription receipts, debt securities and units, or any combination thereof, having an aggregate offering price of up to $500,000 over the course of the next 25 months, with further details for any particular offering to be established in a prospectus supplement filed with the securities commissions in each of the provinces and territories of Canada and the SEC at the time of such offering. The Company has used the entire $500,000 allocation pursuant to the ATM Program and the Underwritten Public Offering.

Liquidity Outlook

Lithium Americas’ share of Minera Exar’s construction costs is expected to be fully-funded with the $179,992 available credit and loan facilities as at the date of this MD&A. Minera Exar expects to fund the remaining costs to production with capital contributions and loans from Lithium Americas and Ganfeng. Thacker Pass project permitting and FS costs are expected to be funded by the Company from available cash on hand. The Company is exploring financing options, including the possibility of a joint venture partner at Thacker Pass. Proceeds from closing the 2020 Cauchari Transaction, the ATM Program and the Underwritten Public Offering are expected to provide the Company with sufficient financial resources to fund Thacker Pass and general and administrative expenditures until

23

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

financing for the construction of the Thacker Pass project is obtained, or for at least the next eighteen to twenty-four months.

The timing and the amount of Lithium Nevada expenditures are within the control of the Company due to its direct and sole ownership.  Pursuant to the agreements governing the Cauchari-Olaroz project, decisions regarding capital budgets for that project require agreement between the Company and its partner, Ganfeng.

The Company’s projects are in the development or exploration stage and as a result, the Company does not generate revenues from operations. The Company’s capital resources are determined by the status of the Company’s projects, and its ability to compete for investor support of its projects. The Company’s access to future financing is always uncertain. There can be no assurance that the Company will be successful in having continued access to significant equity and/or debt funding. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

Operating Activities

Cash used in operating activities during the year ended December 31, 2020, was $30,881 compared to $17,647 during the year ended December 31, 2019. The significant components of operating activities are discussed in the Results of Operations section.

Investing Activities

Investing activities used net cash of $42,597 during the year ended December 31, 2020, compared to $8,357 during the year ended December 31, 2019. During the year ended December 31, 2020, payments for property, plant and equipment of $61,280 (2019 – $29,290) included the Company’s 50% share of the capital expenditures on the Cauchari-Olaroz project before closing the 2020 Cauchari Transaction. During the year ended December 31, 2020, the Company received $40,000 in repayment of loans and disposed of $5,432 cash balance as a result of the 2020 Cauchari Transaction. During the comparative period ended December 31, 2019, the Company recognized its 50% share of the cash and cash equivalents of Minera Exar in the amount of $79,984 upon closing of the Project Investment  and advanced $66,250 to Minera Exar as contributions and loans. The advances and loans were used by Minera Exar for mining exploration, construction and development purposes.

Financing Activities

Credit Facility

During the year ended December 31, 2020, the Company received $12,000 (2019 – $66,250) from its drawdowns of the $205,000 senior credit facility (the “Credit Facility”). The total drawn under the Credit Facility as at December 31, 2020, was $95,750. The Credit Facility has a term of six years from August 8, 2018, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six. The repayment of the Credit Facility must start on August 8, 2022, being the fourth anniversary of the first drawdown date, from 75% of Minera Exar’s Free Cash Flow (as defined in the credit facility agreement). As security for the Credit Facility, the Company granted to the lenders a first priority security interest in all assets except those that represent its ownership interest in the Cauchari-Olaroz Project.

Subsequent to the year end, the Company received $4,550 drawdown from its Credit Facility to fund the development expenditures on the Cauchari-Olaroz project and paid $3,866 interest under the Credit Facility.

In Q3 2019 upon closing of the Project Investment, Bangchak committed to provide up to $50,000 of additional debt financing (subject to consent of Ganfeng) on substantially the same terms as the Company’s existing Credit Facility. For more information, please see discussion below under “Related Party Transactions”.

24

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

Limited Recourse Loan Facility

In October 2018, in connection with the 2018 Transaction, Ganfeng provided Lithium Americas with a new $100,000 unsecured, limited recourse, subordinated loan facility (the “Limited Recourse Loan Facility”), repayable from 50% of Minera Exar’s cash flows and bearing an interest rate of 6-month LIBOR plus 5.5% (subject to an aggregate maximum per annum rate of 10%). The Company made $20,000 in drawdowns on this loan facility during the year ended December 31, 2020, to fund construction of the Cauchari-Olaroz project and made additional drawdowns of $4,708 to fund the payment of interest under the $205,000 Credit Facility.

Other

During the year ended December 31, 2020, the Company received $2,000 as part of the agreement with a mining contractor for the Thacker Pass project.

CURRENT SHARE DATA

As at the date of this MD&A, the Company has 119,424 Common Shares issued and outstanding, 2,469 RSUs, 224 DSUs, 2,172 stock options, and 1,161 PSUs. Each of the classes of convertible securities is convertible to Common Shares on a one-for-one basis, except for PSUs. The number of shares issued upon vesting of PSUs depends on the performance of the Company’s shares compared to a prescribed peer group of companies and can vary from zero to up to two times the number of PSUs granted.

RELATED PARTY TRANSACTIONS

Minera Exar, the Company’s 49%-owned equity accounted investee, entered into the following transactions with companies controlled by the family of its President, who is also a director of Lithium Americas:

-

Los Boros Option Agreement, entered into with Grupo Minero Los Boros on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Cauchari-Olaroz project (refer to Note 5 of the Company’s audited 2020 consolidated financial statements filed on SEDAR).

-	Construction services contract for the Cauchari-Olaroz project with Magna Construcciones S.R.L., the Company’s 49% share of which was $1,943 during the year December 31, 2020.

During the year ended December 31, 2020, the Company’s 49% share of director’s fees paid by Minera Exar to its President, who is also a director of the Company, was $36 (2019 - $37).

Subsequent to the year ended December 31, 2020, the Company paid $646, of which $300 was paid in cash and $346 in RSUs, to a former President, South American operations, who is also a director of Lithium Americas, in accordance with his employment agreement. The parties entered into a 12-months advisory consulting agreement with a monthly fee of $14 and agreed that no director fees will be paid for the duration of this agreement.

The amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and have no specific terms of payment.

Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder and a lender to the Company, are disclosed in Notes 5, 8 and 19 to the Company’s 2020 audited consolidated financial statements filed on SEDAR.

25

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

Compensation of Key Management

Key management includes the directors of the Company and the executive management team. The remuneration of directors and members of the executive management team was as follows:

	December 31, 2020 $	December 31, 2019 $
Equity compensation	3,761	2,731
Salaries, bonuses, benefits and directors' fees included in general and administrative expenses	2,684	2,565
Salaries, bonuses and benefits included in exploration expenditures	450	369
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	767	708
	7,662	6,373

Amounts due to directors and the executive management team were as follows:

	December 31 2020	December 31 2019
	$	$
Total due to directors and executive team	1,676	357

Total amounts due to directors and the executive management team consist of $131 due to directors, and $1,545 due to the Company’s key executive management, including $712 to the President & CEO, $332 to the Executive Vice Chairman, $162 to the CFO, $113 to the President of South American Operations, $113 to the President of North American Operations and $113 to the President of Minera Exar who is also a director of the Company. Payable to key management consists of the annual short-term bonuses which were approved by the Board in Q4, 2020 and paid subsequent to year end 50% in cash and 50% in RSUs. Amounts payable to directors will be settled in Q1 2021: $50 in cash and $81 in DSUs.

CONTRACTUAL OBLIGATIONS

As at December 31, 2020, the Company had the following contractual obligations (in USD thousands, undiscounted):

		Years ending December 31,
	2021	2022	2023	2024 and later	Total
	$	$	$	$	$
Credit facility¹	7,652	8,139	8,618	139,824	164,233
Accounts payable and accrued liabilities	5,204	-	-	-	5,204
Obligations under office leases¹	317	236	189	219	961
Other obligations¹	241	205	105	4,929	5,480
Total	13,414	8,580	8,912	144,972	175,878

¹ Credit facility, Obligations under office leases and Other obligations include principal and interest/finance charges.

The Company’s other obligations and commitments related to construction activities, royalties, option payments and annual fees to the aboriginal communities are disclosed in Note 5 of the Company’s 2020 audited consolidated financial statements (filed on SEDAR), most of which will only be incurred if and when the Company continues to hold the subject property or starts production. After giving effect to drawdowns made during the year ended December 31, 2020, and subsequent to the year end, the Company has $180 million of undrawn credit facilities available to finance its share of the capital costs of the Cauchari-Olaroz project.

26

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.  Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into financial assets and liabilities measured at amortized cost. All financial instruments are initially measured in the statement of financial position at fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The Company and its subsidiaries, including its 49% owned investee Minera Exar, may from time to time make short-term investments into Argentinian government securities, financial instruments guaranteed by Argentinian banks and other Argentine securities. These investments may or may not realize short term gains or losses.

For additional details about the Company’s financial instruments please refer to the Note 16 “Financial instruments” of the Company’s 2020 audited consolidated financial statements available on SEDAR.

OFF-BALANCE SHEET ARRANGEMENTS

The Company’s off-balance sheet arrangements related to its exploration and evaluation assets are disclosed in Notes 5 and 7 of the Company’s audited consolidated financial statements for the year ended December 31, 2020.  The Company’s reclamation bond arrangement is disclosed below.

DECOMMISSIONING PROVISION AND RECLAMATION BOND

The carrying value of the liability for decommissioning provision that arose to date as a result of exploration activities is $326 for the Thacker Pass project as at December 31, 2020. The Company’s $1,008 reclamation bond payable to the BLM was guaranteed by a third-party insurance company upon the issuance of a sedimentary mine project permit to the Company in 2014. The bond guarantee is renewed annually and secured by the Company’s $150 restricted cash. This restricted cash was released subsequent to the year-end.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Significant areas where judgment is applied, apart from those involving estimations, are:

COVID-19 Uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. Many countries, including Canada, the United States and Argentina, where the Company operates, announced mandatory emergency measures and restrictions on businesses and individuals to mitigate the spread of the virus. The outbreak and the related mitigation measures have had and will continue to have an adverse impact on global economic conditions as well as on the Company’s activities.

On March 20, 2020, following the Presidential decree for mandatory social isolation in Argentina, construction of the Cauchari-Olaroz lithium project was temporarily suspended. Engineering, procurement and manufacturing of

27

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

equipment, and other offsite activities continued. In April 2020, after the mandatory quarantine, Minera Exar implemented COVID-19 health and safety protocols, approved by Jujuy Province, at site and at the Jujuy office. Following this, limited construction activities resumed in mid-April 2020.

By the end of Q2 2020, the number of positive COVID-19 cases in the Province of Jujuy had increased. In early July, the Company announced a second temporary suspension of construction activities at the Cauchari-Olaroz project site as a health and safety measure in response to workers testing positive for COVID-19. Again, engineering, procurement and manufacturing of equipment, and other offsite activities, continued. In September 2020 construction activities at the Cauchari-Olaroz Project resumed with enhanced COVID-19 protocols in effect.

During the two temporary suspension periods, onsite construction activities were stopped and certain costs, primarily associated with idled labor, were expensed. Such costs were $1,893 for the project during the year ended December 31, 2020 and the Company’s share of such costs was $947. As significant offsite activities continued during the onsite construction suspension periods, interest costs continued to be capitalized.

Joint Arrangements

If a company is a party to an arrangement over which it does not have sole control, judgment is required in determining whether joint control over this arrangement exists and, if so, which parties have joint control and whether an arrangement is a joint venture or joint operation. In assessing whether joint control exists, the Company analyzes the activities of each arrangement and determines which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, the Company generally considers decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period.

The Company may also consider other activities including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, the Company reassesses the control group and the relevant activities of the arrangement.

If a company has joint control over the arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether a company has rights to the assets and obligations for the liabilities relating to the arrangement or whether a company has rights to the net assets of the arrangement. In making this determination, the Company reviews the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give the Company rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement.

On closing of the 2019 Project Investment on August 16, 2019, Lithium Americas and Ganfeng implemented certain amendments to the Shareholders Agreement governing the Cauchari-Olaroz joint arrangement, including the provision of equal representation on the Minera Exar board of directors and the Management Committee governing the project and an obligation to purchase all of the output of Minera Exar at market price.

An analysis of the facts and circumstances led the Company to conclude that upon closing of the 2019 Project Investment, Minera Exar and Exar Capital B.V. were a joint operation (“Joint Operation”) for the purposes of the Company’s consolidated financial statements. The other facts and circumstances considered include the provision of output to the parties of the joint arrangement, agreement by the Company and Ganfeng to fund the construction

28

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

of the project, jointly control the project’s budget, be the sole source of funding for Minera Exar, and distribute the project’s free cash flow (as defined in the Shareholders’ Agreement) upon commencement of commercial production. For Minera Exar, the Company and Ganfeng will take their share of the output from the assets directly over the life of the arrangement. Exar Capital B.V. is subject to the same constraints and controls as Minera Exar.

Upon closing of the 2020 Cauchari Transaction on August 27, 2020, Ganfeng became the controlling shareholder of Minera Exar and Exar Capital while Lithium Americas received fulsome minority shareholder protection rights. The Company retains a 49% interest and significant influence over Minera Exar and Exar Capital; as a result, the Company concluded that the current arrangement constitutes an investment in an associate for each of Minera Exar and Exar Capital. As such, the Company is accounting for such investments using the equity accounting method from the date of closing of the 2020 Cauchari Transaction.

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including information such as, the period for which the Company has the right to explore including expected renewals, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has performed an impairment indicator assessment on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2020.

Impairment of investments in associates

The application of the Company’s accounting policy for the impairment assessment of its investments in associates requires judgment to determine whether objective evidence of impairment exists. An impairment review includes consideration of both external and internal sources of information, including factors such as market and economic conditions, taxation, prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has performed an assessment and concluded that no objective evidence of impairment exists as of December 31, 2020.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

Newly Adopted Accounting Standards and Amendments

Several amendments to accounting standards became effective in 2020, which did not have a significant impact on the Company’s financial statements.

New IFRS pronouncements issued but not yet effective to these financial statements are noted below.

Amendments to IAS 16 – Property, Plant and Equipment – proceeds before intended use. In May 2020, the IASB issued amendments to IAS 16, Property, Plant and Equipment (IAS 16). The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. A company will be required to recognize these sales proceeds and related costs in earnings. These amendments become effective for annual reporting periods beginning on or after January 1, 2022, and will apply retrospectively to items of property, plant and equipment that are available for use after the beginning of the earliest period presented in the financial statements in which the entity first applies

29

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

the amendments. The Company expects this amendment will impact the accounting by its associate, Minera Exar, for the commencement of operations at the Cauchari-Olaroz project.

RISKS AND UNCERTAINTIES

The Company’s operations and results are subject to a number of different risks at any given time.  These factors include but are not limited to risks regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks.  Exploration for mineral resources involves a high degree of risk.  The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. The Company seeks to counter this risk as much as possible by selecting exploration areas on the basis of their recognized geological potential to host economic deposits.

A summary of the Company’s financial instruments risk exposure is provided in Note 16 of the Company’s December 31, 2020 audited consolidated financial statements.

The following are risk factors that the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply.  Additional risks are disclosed in the Company’s AIF, which is available on SEDAR at www.sedar.com.

Risks related to resource development

Cauchari-Olaroz Project Commercial Production Risk

LAC and Ganfeng continue to actively oversee Minera Exar’s advancement of the construction, procurement and engineering at the Cauchari-Olaroz Project.  It is common in new mining operations to experience unexpected costs, problems and delays during development and mine start-up.  Most, if not all, projects of this kind suffer delays in start-up and commissioning due to numerous factors, including late delivery of components, the inadequate availability of skilled labour and mining equipment, adverse weather or equipment failures, design or engineering failures, delays in delivery of funding, the rate at which expenditures are incurred, delays in construction schedules, and delays in obtaining the required permits or approvals.  Many of these risks are described in further detail in other risk factors in this MD&A.  Any of these factors could result in changes to economic returns or cash flow estimates of the project or have other negative financial implications.  There is no assurance that the Cauchari-Olaroz Project will commence commercial production on schedule, or at all, or that Minera Exar’s activities will result in profitable mining operations.  If the Company is unable to develop the Cauchari-Olaroz Project into a commercial operating mine, its business and financial condition will be materially adversely affected.

Further, the Cauchari-Olaroz Project is designed to produce battery-grade LCE, which involves sensitive chemical processing that can be difficult to produce on a commercial scale and adds additional complexities compared to the commissioning process for other types of mineral production operations. There are substantial price differentials for lithium products that meet battery-grade specifications and those that do not.  If Minera Exar is unable to commercially produce lithium carbonate to a purity and performance level that meets battery-grade specifications, it will have a material negative impact on financial performance of the Cauchari-Olaroz Project and, therefore on the Company itself.

Cauchari-Olaroz Construction Risk

The Cauchari-Olaroz Project is under construction. Construction timelines and costs are subject to a significant amount of variance due to a number of different factors, including, but not limited to, the availability and performance of suppliers, contractors and equipment, changes to designs or construction plans, weather conditions, the availability of materials, any workforce accommodations, and the timing for permitting and other government approvals. Many of these risks are described in further detail in other risk factors in this MD&A. Minera Exar has experienced delays in the scheduled construction completion date of the Cauchari-Olaroz Project (with the delays

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

stemming in large part from the impact of COVID-19) and there is a risk that it may do so again. In addition, costs of construction are dependent on the accuracy of prior estimates, and are prone to cost overruns. Minera Exar’s capital expenditure estimate for construction of the Cauchari-Olaroz Project currently remains on budget (excluding capital costs attributable to COVID-19); however, there is a risk that this could change in the future as Minera Exar nears the final stages of construction. Changes to construction timelines and costs could have a significant effect on the financial prospects of the Cauchari-Olaroz Project and the Company.

Thacker Pass Project Development Risk

The Company is working on additional steps to optimize the Thacker Pass Project and update its assessment of the project’s financial viability as part of its preparation of the feasibility study. These considerations depend on multiple factors, including: the attributes of the deposit, such as size, grade and proximity to infrastructure; market conditions for battery-grade lithium products; processing methods and costs; and government permitting and regulations.

The Company is in the process of preparing a feasibility study for the Thacker Pass Project. The parameters of the mine development plan for the feasibility study are still under review, although the Company expects to target a higher production capacity than the 20,000 tpa of LCE set as the initial target for the feasibility study analysis. The process of optimizing the mine development plan for the feasibility study could result in a substantial change in the financial viability of the project. The timing and scope of mine plan for the feasibility study will also depend on results of discussions with potential partners for the project and customers for production from the project. This process could impede the Company’s ability to complete the study in a timely manner, and changes to scope and design of the mine plan to accommodate these discussions could have a substantive effect on financial viability of the project. Even if the feasibility study continues to support a commercially viable project, there are many additional factors that can impact the project’s development, including permitting decisions for outstanding state permits, terms and availability of financing, cost overruns and delays in development, among other factors.  The Thacker Pass Project is also subject to the development and operational risks described elsewhere in this MD&A.  Accordingly, there can be no assurance that the Company will ever develop the Thacker Pass Project.  If the Company is unable to develop the Thacker Pass Project into a commercial operating mine, its business and financial condition could be materially adversely affected.

Product Price Risk

The ability to generate profitable operations on the Cauchari-Olaroz Project and the Thacker Pass Project, if and to the extent the projects are developed and enter commercial operation, will be significantly affected by changes in the market price of lithium-based end products, such as lithium carbonate and lithium hydroxide. The market price of these products fluctuates widely and is affected by numerous factors beyond the Company’s control, including world supply and demand, pricing characteristics for alternate energy sources such as oil and gas, government policy and laws, interest rates, the rate of inflation and the stability of currency exchange rates. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances. Furthermore, the price of lithium products is significantly affected by their purity and performance, and by the specifications of end-user battery manufacturers. If the products produced from the Company’s projects do not meet battery-grade quality and/or do not meet customer specifications, there will be a negative effect on pricing and availability of customers. The Company may not be able to effectively mitigate against pricing risks for its products. Depressed pricing for the Company’s products may affect the value of the Company, its share price and the potential value of its properties.

Finally, as one component of the mine plan of operations for the Thacker Pass Project is the sale of power produced from the proposed sulfuric acid plant, operational pricing and sales of such power will also affect the project’s economics.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

COVID-19 Risks

In March 2020, COVID-19 was characterized as a pandemic by the World Health Organization. Since December 2019, COVID-19 has spread globally with a high concentration of cases in regions in which the Company conducts its business operations, including the United States, Canada and Argentina. The spread of COVID-19 and resulting tight government controls and travel bans implemented around the world, such as declarations of states of emergency, business closures and re-openings, and manufacturing, commercial and other similar restrictions and limitations, have caused disruptions to global supply chains and economic activity, and the market has entered a period of significantly increased volatility. Volatility and disruptions in the supply and demand for lithium and other metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation.

COVID-19 impacted the development program for the Cauchari-Olaroz Project in multiple respects in 2020, which has delayed the completion timeline for the project. Minera Exar re-started construction work in September 2020, following a temporary suspension initiated in July 2020 arising from outbreaks on site, under the enhanced Protocols. The Company’s current estimate for completion of construction is based on the assumption that enhanced Protocols will remain in place through to the completion date; nevertheless, there is a risk that the impacts of COVID-19 will cause further delays in delivery of equipment, further limitations on operations as a result of government directives and internal operating protocols, the temporary suspension of operations in connection with any new onsite cases and the implementation of further enhancements to the Protocols to manage infections on site. There is a risk that these factors, along with other factors related to COVID-19 such as resurgences and mutations of the virus, may continue to affect the Cauchari-Olaroz Project until the virus is brought under control in Argentina and globally. There is also a risk that the severity of some or all of these matters as they relate to the Cauchari-Olaroz Project may increase in the future.

The risks to the Company of COVID-19 also include restrictions, limitations and other effects on activities which may result in delays in obtaining requisite permitting for, completing a feasibility study for and securing financing for the construction of the Thacker Pass Project and otherwise delay bringing the Thacker Pass Project to commercial production. Other COVID-19 related risks include the potential for the impairment of the Company’s assets or write-downs in respect of the Company’s material properties, or any part thereof, as a result of prolonged delays, limitations or restrictions on activities at the Company’s properties due to COVID-19, risks to employee health and safety, increased costs and reductions to efficiencies, including those related to labour and fuel and any additional capital being required related to bringing the Company’s projects to commercial production, supply chain disruptions, increases to insurance premiums, regulatory changes, political or economic instabilities, civil unrest and the availability of industry experts and personnel.

The spread of COVID-19 has adversely affected and may have further adverse effects on the Company’s performance, as well as its ability to successfully execute its operations, business strategies and initiatives. The full extent to which COVID-19 impacts the Company’s business, operations, financial position, results of operations and prospects is highly uncertain and will depend on numerous evolving factors that the Company may not be able to accurately predict or assess, including, but not limited to, the severity, extent and duration of the pandemic or any resurgences in the future, including any economic recession resulting from the pandemic, the availability of approved vaccines and the timing for completion of vaccine distribution programs around the globe, and the continued governmental, business and individual actions taken in response to the pandemic. Impacts related to COVID-19 are expected to continue to pose risks to the Company’s business for the foreseeable future, heighten many of the other risks and uncertainties identified in this MD&A, and could have a material adverse impact on the Company’s business, operations, financial position, results of operations or prospects in a manner that is difficult to predict.

Co-Ownership Risks

The Company holds a 49% interest in the Cauchari-Olaroz Project, which it co-owns with Ganfeng who holds a 51% interest. This arrangement is subject to the risks normally associated with the conduct of joint ownership

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

structures. These include the following:  disagreements between the parties as to project development and operating matters; the inability of any or both parties to meet contractual obligations under the relevant agreements or to third parties; and disputes or litigation between the parties regarding budgets, development activities, reporting requirements and other matters.  The occurrence of any such matters could have a material adverse impact on the Company and the viability of its interests in the Cauchari-Olaroz Project, Minera Exar, the operating company for the Cauchari-Olaroz Project, and other subsidiaries through which the Company holds and funds its interest in the project.  This in turn could have a material adverse impact on the Company’s business prospects, results of operations and financial condition.

As a result of closing the 2020 Cauchari Transaction, the Company holds a 49% minority interest in the Cauchari-Olaroz Project. Although the Company reached an agreement with Ganfeng for fulsome minority protections under the Amended Shareholders Agreement such that various significant business decisions will require the Company’s consent, there may be circumstances where Ganfeng could make decisions that the Company disagrees with, or that could materially adversely affect the Company.  In addition, the Company’s ownership interest and rights concerning the Cauchari-Olaroz Project will be further affected upon the exercise by JEMSE of its right to acquire an 8.5% interest in the project pursuant to the JEMSE Option Agreement. Such exercise will increase the potential risks relating to the co-ownership arrangement on the Cauchari-Olaroz Project.

The Company is investigating a potential partnership for its Thacker Pass Project. To the extent that the Company completes any such partnership transaction, the arrangements with that partner will also be subject to all of the risks relating to joint ownership arrangements, similar to those set out above regarding the Cauchari-Olaroz Project.

Lithium Market Growth Uncertainty

The development of lithium operations at the Cauchari-Olaroz Project and the Thacker Pass Project is highly dependent upon the current demand for and uses of lithium-based end products. This includes lithium-ion batteries for electric vehicles and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop in the manner contemplated by the Company, then the long-term growth in the market for lithium products will be adversely affected, which would inhibit the potential for development of the projects, their potential commercial viability and would otherwise have a negative effect on the business and financial condition of the Company. In addition, as a commodity, lithium market demand is subject to the substitution effect in which end-users adopt an alternate commodity as a response to supply constraints or increases in market pricing. To the extent that these factors arise in the market for lithium, it could have a negative impact on overall prospects for growth of the lithium market and pricing, which in turn could have a negative effect on the Company and its projects.

Permitting Risks

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate have the potential to materially adversely affect the Company. There can be no certainty that all necessary licenses and permits required to carry out exploration or mining at the Cauchari-Olaroz Project and Thacker Pass Project will be obtained as currently projected, or as development plans for the projects evolve. The process for permitting applications is often complex and time‐consuming, requiring a significant amount of time and other resources. The duration and success of efforts to obtain permits are contingent upon many variables outside of the Company’s control.  The Company has been issued permits in Argentina to construct and operate the Cauchari-Olaroz Project at a production level of 40,000 tpa of battery-quality lithium carbonate.  Further, the Province of Jujuy granted the necessary permits for water use connected to development activities. Any further amendments to the mine plan or increases in production would need to be approved by regulatory authorities in Argentina. There is no certainty that any future permitting changes will be approved.

Permitting for the Thacker Pass Project remains in progress.  The Company achieved a key milestone with the issuance of a record of decision by the BLM in January 2021, representing the BLM’s final decision to approve the MPO for the project and the final material permit for the Thacker Pass Project at a national level.  Project cultural mitigation plan and dam safety permit applications have also been approved to date. However, certain key state

33

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

permits are still required for the Thacker Pass Project to proceed. These include air quality, water pollution control, reclamation and appropriation of water permits. Applications have been submitted and decisions for the bulk of the rights and approvals are expected from regulatory authorities later in 2021. However, there can be no assurance that all necessary approvals and permits will be obtained for either of the Company’s projects, projected timelines for permitting decisions to be made will be met, or the projected costs of permitting will be accurate. In addition, most major permitting authorizations are subject to appeals or administrative protests, resulting in the potential for litigation that could give rise to administrative reconsiderations or reversals of permitting decisions. Appeals and similar litigation processes can result in lengthy delays, with uncertain outcomes. Such issues could impact the expected development timelines of the Company’s projects and have a material adverse effect on its business.

Lands involving the Thacker Pass Project are currently governed by the 2015 BLM Winnemucca District Resource Management Plan and the 2015 BLM Approved Resource Management Plan for Nevada and north-eastern California.  That plan requires analysis of and compensation for impacts to identified habitat for the Greater Sage-grouse, which the BLM considers to be a special status species for which it is taking habitat conservation steps. The State of Nevada has adopted a regulatory requirement similar to the 2015 BLM Approved Resource Management Plan.

The Company anticipates that it will be required by the BLM to implement mitigation measures for sage-grouse habitat in connection with its development of the Thacker Pass Project. The Company understands that the BLM can impose conditions on access, project design and periods of use where needed to limit impacts to sage-grouse habitat.  There is a risk that development of the project may be subject to time delays, restrictions or mitigation measures in order to address sage-grouse habitat protection that could compromise the economic viability of future development of the Thacker Pass Project. The Company is currently working with the State of Nevada’s Sagebrush Ecosystem Program to quantify the Greater Sage-grouse habitat function and develop a program for compliance.

Novel Deposit Risk

To the Company’s knowledge, lithium-based products have never been commercially produced to scale from a sedimentary deposit. While the Company’s mine plan and costs are based on metallurgical tests that include a pilot plant, and other known industry processes and equipment, the processes contemplated by the Company for production of lithium carbonate and/or lithium hydroxide at the Thacker Pass Project have not yet been demonstrated at commercial scale. There is a risk that when increased to scale, efficiencies of recovery and throughout capacity may not be met, that the Company may be unable to demonstrate production to scale, or that scaled production may not be cost effective. This could have a material adverse effect on the development of the Thacker Pass Project.

Pit Slope Design Risk

There is a risk that the geotechnical data that supports the pit slope designs for the Thacker Pass mine are not representative of the material that will be holding up the pit walls. Changes to the pits slope designs to adjust to local rock conditions may impact the mine plan and costs, which has the potential to impact costs associated with proposed operations for the Thacker Pass Project.  This in turn could have an adverse effect on our expected results of operations and profitability.

Transloading Facility Risk

The Thacker Pass Project requires a rail-to-truck transloading facility to facilitate the transport of molten sulfur and other reagents to the project site. The Company has assessed numerous potential locations for a transloading facility, and is working with potential third party operators to establish an operating agreement and secure a site for the transloading facility.  There is a risk that the Company will be unable to reach an agreement with a third party operator, or will be unable to secure a location for this facility at all or in a preferred location or that a site may not be secured at a reasonable cost.

34

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

Project Management Risks

The Company is concurrently overseeing the advancement of two major lithium projects, including the Company’s wholly owned Thacker Pass Project that is in the development planning stage and Minera Exar’s Cauchari-Olaroz Project, which is in the midst of development and that the Company’s management oversees through its participation on the Minera Exar Shareholders Committee. This requires the dedication of considerable time and resources by the Company and its management team  In parallel, progress continues to be made to develop the Thacker Pass Project, including permitting and the preparation of a feasibility study. The advancement of two major resource projects concurrently brings with it the associated risk of strains arising on managerial, human and other resources. The Company’s ability to successfully manage each of these processes will depend on a number of factors, including its ability to manage competing demands on time and other resources, financial or otherwise, and successfully retain personnel and recruit new personnel to support its growth and the advancement of its projects.

Project Funding Risk

The Company wholly-owns a mineral property in the United States. The Company also has property interests in Argentina, through its co-ownership interest in Minera Exar, exposing it to the laws governing the mining industry in those countries. The co-ownership arrangement for the Cauchari-Olaroz Project is with Ganfeng, exposing it to the laws, regulations, policies and other directives governing investments, capital lending and other financial activities by Chinese entities. Changes, if any, in mining, investment or other applicable policies or shifts in political attitude in any of the jurisdictions in which the Company (and in respect of Cauchari-Olaroz, Ganfeng) operates, or towards such political jurisdictions, may adversely affect the Company’s operations or profitability and may affect the Company’s ability to fund its ongoing expenditures at its projects. Regardless of the economic viability of the Company’s interest in its properties, and despite being beyond the Company’s control, such political changes could have a substantive impact on the Company that may prevent or restrict mining of some or all of any deposits on the Company’s properties, including the financial results therefrom.

There is a general trend towards increasing restrictions on capital outflows from China, including restrictions that impact companies such as Ganfeng.  Any restrictions on capital outflows from China could negatively impact the Minera Exar’s ability to obtain capital funding from Ganfeng, which is necessary to support the advancement of the Cauchari-Olaroz Project.  The Company and Ganfeng completed the 2020 Cauchari Transaction, in part, to facilitate timely and orderly capital funding for the project; however, if Ganfeng is otherwise restricted from moving capital from China, this could have a material adverse effect on the parties’ ability to continue to fund the project’s development and meet expected development timelines.

Emerging Market Risks

The Company’s 49% interest in Minera Exar exposes it to risks associated with operating in an emerging market such as Argentina. Investments in emerging markets generally pose a greater degree of risk than investments in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. The Company’s 49% interest in Minera Exar exposes  it to heightened risks related to prevailing political and socioeconomic conditions in Argentina, which have historically included, but are not limited to: high rates of inflation; military repression; social and labour unrest; violent crime; civil disturbance; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; changes in taxation policies; underdeveloped industrial and economic infrastructure; unenforceability of contractual rights; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction.  As an example, in May 2012, a previous government of Argentina re-nationalized YPF, the country’s largest oil and gas company.  There can be no assurance that further nationalizations of private businesses operating in the country will not occur. The Company has not purchased any “political risk” insurance coverage and currently has no plans to do so.

35

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

Argentinean regulators have broad authority to shut down and/or levy fines against operations that do not comply with regulations or standards. In addition to factors such as those listed above, the Company’s development and potential future mining activities in Argentina may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange controls, export controls, taxes, royalties, environmental legislation and mine safety.  Such risks are more acute with the election of President Alberto Fernandez in 2019.  In September 2019, the government of Argentina introduced a series of capital controls and foreign exchange regulations.  To date, these controls and regulations have included, but are not limited to, requirements for proceeds of exports to be repatriated at the applicable exchange rate; restrictions on payments of dividends without the approval of the Central Bank of Argentina; and restrictions on debt from foreign lenders, unless such debt is brought into Argentina at the applicable exchange rate.  Such existing controls could be increased or expanded from time to time, or new, more onerous regulations could be introduced at any time.  Historically, such capital controls and foreign exchange regulations have had broad impact, including limitations on imports, and at times, nationalization of privately-held businesses.  Regardless of the economic viability of the Company’s interest in the Company’s properties, and despite being beyond the Company’s control, such factors thus may prevent or restrict mining of some or all of any deposits which the Company may find on the Company’s properties.

Government authorities in emerging market countries often have a high degree of discretion and at times appear to act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that may not be in full accordance with the law or that may be influenced by political or commercial considerations. Unlawful, selective or arbitrary governmental actions could include denial or withdrawal of licences, sudden and unexpected tax audits, forced liquidation, criminal prosecutions and civil actions. Although unlawful, selective or arbitrary government action may be challenged in court, such action, if directed at the Company or its shareholders, could have a material adverse effect on the Company’s business, results of operations, financial condition and future prospects.

Companies operating in emerging markets are subject from time to time to the illegal activities of others, corruption or claims of illegal activities. Often in these markets the bribery of officials remains common, relative to developed markets. Social instability caused by criminal activity and corruption could increase support for renewed central authority, nationalism or violence and thus materially adversely affect the Company’s ability to conduct its business effectively. Such activities have not had a significant effect on the Company’s operations to date; however, there can be no assurance that they will not in the future, in which case regulators could potentially restrict the Company’s operations, business, which could impact its financial condition, results of operations and future prospects. The Company’s value and share price could also be adversely affected by illegal activities by others, corruption or by claims, even if groundless, implicating the Company in illegal activities.

Investors in emerging markets should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, fiscal, economic and political risks. Accordingly, investors should exercise particular care in evaluating the risks involved in an investment in the Company and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally investing in emerging markets is suitable only for sophisticated investors who fully appreciate the significance of the risks involved.

No History of Mining Operations

The Company is in the process of completing its first resource development project, and has no prior history of completing the development of a mining project or conducting mining operations. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. While certain members of management have mining development and operational experience, the Company does not have any such experience as a collective organization.  As a result of these factors, it is difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a proven history.

36

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

Risks of New Development and Mining Operations

The Company is and will continue to be subject to all risks inherent with establishing new mining operations including: the time and costs of construction of mining and processing facilities and related infrastructure; the availability and costs of skilled labour and mining equipment; the need to obtain necessary environmental and other governmental approvals, licenses and permits, and the timing of the receipt of those approvals, licenses and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to various factors, including changes in the costs of fuel, power, materials and supplies.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at its mineral properties.

Risks of Cost Estimations and Negative Operating Cash Flows

Capital costs, operating costs, production and economic returns, and other estimates may differ significantly from those anticipated by the Company’s current estimates, and there can be no assurance that the Company’s actual capital, operating and other costs will not be higher than currently anticipated. The Company’s actual costs and production may vary from estimates for a variety of reasons, including, but not limited to: lack of availability of resources or necessary equipment; unexpected construction or operating problems; cost overruns, lower than expected realized lithium prices; revisions to construction plans; risks and hazards associated with mineral production; natural phenomena; floods; unexpected labour shortages or strikes; general inflationary pressures (such as those that would reduce the effective return of previous payments made by the Company related to Value Added Tax) and interest and currency exchange rates. Many of these factors are beyond the Company’s control and could have a material effect on the Company’s operating cash flow, including the Company’s ability to service its indebtedness.

Operating Risks

The Company’s operations are subject to all of the hazards and risks normally incidental to the exploration for, and the development and operation of, mineral properties. The Company has implemented comprehensive health and safety measures designed to comply with government regulations and protect the health and safety of the Company’s workforce in all areas of its business. The Company also strives to comply with environmental regulations in its operations. Nevertheless, mineral exploration, development and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Unusual or unexpected formations, formation pressures, fires, power outages, shutdowns due to equipment breakdown or failure, aging of equipment or facilities, unexpected maintenance and replacement expenditures, human error, labour disruptions or disputes, inclement weather, higher than forecast precipitation, flooding, drought, explosions, releases of hazardous materials, deleterious elements materializing in mined resources, tailings impoundment failures, cave-ins, slope and embankment failures, landslides, earthquakes, industrial accidents and explosions, protests and other security issues, and the inability to obtain adequate machinery, equipment or labour due to shortages, strikes or public health issues, are some of the risks involved in mineral exploration and exploitation activities, which may, if as either a significant occurrence or a sustained occurrence over a significant period of time, result in a material adverse effect. The Company expects to rely on third-party owned infrastructure in order to successfully develop and operate its projects, such as power, utility and transportation infrastructure. Any failure of this infrastructure without adequate replacement or alternatives may have a material impact on the Company.

There are also operational risks particular to production at the Cauchari-Olaroz Project. Similar to solid rock deposits, production from brine-recovery projects may be less than in situ volume or grade-based estimates. In the case of brine-recovery projects, the primary extractability limitations are related to low permeability zones, from

37

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

which brine does not readily flow. A possible analogy in solid rock deposits may be high grade zones for which recovery is not economically feasible due to surrounding lower grade materials, therefore actual production from brine-recovery projects may be less than in situ grades or quantities.

Risks from Changing Regulations and Laws

Changes to government laws and regulations may affect the development of the Cauchari-Olaroz Project and Thacker Pass Project. Such changes could include laws relating to taxation, royalties, the repatriation of profits, restrictions on production, export controls, environmental and ecological compliance, mine safety and numerous other aspects of the business.

Provincial governments of Argentina have considerable authority over exploration and mining in their province, and there are Argentinean provinces where the provincial government has taken an anti-mining stance by passing laws to curtail or ban mining in those provinces. LAC believes the current provincial government of Jujuy Province, where the Cauchari-Olaroz Project is situated, is supportive of the exploration and mining industry generally, and the Cauchari-Olaroz Project in particular. The Company and JEMSE, the Jujuy government’s mining Company, have entered into the JEMSE Option Agreement, whereby JEMSE will receive an 8.5% equity interest in Minera Exar and is to pay for this interest from dividends from future profits from operations. The JEMSE 8.5% interest fulfils an obligation on lithium projects to contribute to the general development of the Province of Jujuy, which is required by Province of Jujuy Decree-Agreement 7592 and ancillary provincial regulations. Nevertheless, the political climate for mineral development can change quickly, and there is no assurance that such sentiments will continue in the future.

Environmental Risks and Regulations

The Company must comply with stringent environmental regulation in the United States and Argentina.  Such regulations relate to many aspects of the Company’s project operations, including but not limited to water usage and water quality, air quality and emissions, reclamation requirements, impacts on flora and fauna, disposal of any hazardous substances and waste, tailings management and other environmental impacts associated with its development and proposed operating activities.

Environmental regulations are evolving in a manner that is expected to require stricter standards and enforcement, increased fines and penalties for non‐compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Applicable environmental laws and regulations may require public disclosure and consultation. It is possible that a legal protest could be triggered through one of these requirements or processes that could delay development activities. No assurance can be given that new environmental laws and regulations will not be enacted or that existing environmental laws and regulations will not be applied in a manner that could limit or curtail the Company’s development programs. Such changes in environmental laws and regulations and associated agency requirements could delay and/or increase the cost of exploration and development of the Cauchari-Olaroz Project and the Thacker Pass Project.

Tailings are a potential environmental risk for the Company as it moves toward production. Tailings are the materials remaining after a target mineral, such as lithium, is extracted from the ore. Tailings management is subject to regulatory requirements and industry best practice standards, as there are a number of environmental risks associated with them. Given the locations of the properties under development, which are in arid, generally flat, and less populated regions of Nevada and Argentina, and the design of the mine plans and processes to manage waste and water for the Thacker Pass Project and the Cauchari-Olaroz Project, the Company believes that many of the risks associated with tailings management will be mitigated for the projects. At the Cauchari-Olaroz Project, the tailings consist of salt harvested from the evaporation ponds, and process facility. These salts are dry from the harvesting process and the plant process. Tailings generated at the Cauchari-Olaroz Project and the Thacker Pass Project will be filtered and dry-stacked, which generally has fewer risks and environmental impacts than other tailings management methods.  Nevertheless, risks associated with tailings cannot be completely eliminated. Certain risks such as the potential failure of water diversion and water impoundment structures, a weather event

38

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

exceeding the capacities of water diversion and water impoundment structures, and the failure of the dry-stack impoundments, will continue to exist. The occurrence of any of these events could result in significant impacts to property and the environment. This in turn could restrict operations, result in additional remediation and compliance costs, investigations by regulatory authorities, and have a material adverse effect on the Company’s planned operations and financial condition.

The Company has completed previous mining for small amounts of clay on a portion of the lands comprising the Thacker Pass property in connection with its former organoclay business, which had an environmental impact on the property. Although the Company has completed reclamation work on the property to address such environmental impacts, there can be no assurance that additional environmental liability will not arise in the future.

Insurance Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, risks related to operational and environmental incidents may occur. Although the Company maintains insurance to protect against certain risks associated with its business, insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. The Company may also elect not to obtain insurance for other reasons. Insurance policies maintained by the Company may not be adequate to cover the full costs of actual liabilities incurred by the Company, or may not be continued to insurers for reasons not solely within the Company’s control.  The Company maintains liability insurance in accordance with industry standards. However, losses from uninsured and underinsured liabilities have the potential to materially affect the Company’s financial position and prospects.

Mineral Tenure Risk

The U.S. Mining Act governs the Company’s ability to develop, mine and process the minerals on the unpatented mining claims that form the Thacker Pass Project which are locatable under the U.S. Mining Act. There can be no assurance of title to any of the Company’s property interests, or that such title will ultimately be secured. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties. The Company’s property interests may also be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Company cannot guarantee that title to its properties will not be challenged. A successful challenge to the precise area and location of the Company’s mineral claims could result in the Company being unable to develop its mineral properties or being unable to enforce its rights with respect to its mineral properties.

Risks of Competitive Industry

The mining industry is competitive in all of its phases and requires significant capital, technical resources, personnel and operational experience to effectively compete. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may be in a position to compete for such resources and capital more effectively than the Company.

Competition is also intense for mining equipment, supplies and qualified service providers, particularly in Argentina where mining personnel are in high demand and short supply. If qualified expertise cannot be sourced and at cost effective rates within Argentina, the Company may need to procure those services outside of Argentina, which could result in additional delays and higher costs to obtain work permits, particularly during COVID-19.

39

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

As a result of such competition, the Company may be unable to maintain or acquire financing, personnel, technical or other resources, supplies or equipment on terms it considers acceptable to complete the development of its projects.

Health and Safety Risks

The mineral exploration, development and production business carries an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, requirements for permits and other regulatory approvals, and potential civil liability. Compliance with health and safety laws, and any changes to such laws, and the requirements of applicable permits and other regulatory requirements remains material to the Company’s business. The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, permits or other approvals could have a significant impact on operations and result in additional costs or penalties. In turn, these could have a material adverse effect on the Company’s reputation, operations and future prospects.

Mineral Resource and Mineral Reserve Estimation Risks

Mineral Resources and Mineral Reserves figures disclosed in this MD&A are estimates only.  Estimated tonnages and grades may not be achieved if the projects are brought into production; differences in grades and tonnage could be material; and, estimated levels of recovery may not be realized. The estimation of Mineral Resources and Mineral Reserves carries with it many inherent uncertainties, of which many are outside the control of the Company. Estimation is by its very nature a subjective process, which is based on the quality and quantity of available data, engineering assumptions, geological interpretation and judgements used in the engineering and estimation processes.  Estimates may also need to be revised based on changes to underlying assumptions, such as commodity prices, drilling results, metallurgical testing, production, and changes to mine plans of operation. Any material decrease in estimates of Mineral Resources or Mineral Reserves, or an inability to extract Mineral Reserves could have a material adverse effect on the Company, its business, results of operations and financial position.

Any estimates of Inferred Mineral Resources included in this MD&A are also subject to a high degree of uncertainty, and may require a significant amount of exploration work in order to determine if they can be upgraded to a higher category.

Project Opposition Risks

The Cauchari-Olaroz Project and the Thacker Pass Project, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects.  Substantial opposition to any of the Company’s mining projects could result in delays to developments or plans, or prevent the project from proceeding at all, despite the commercial viability of the project.

Reservoir Management Risks for the Cauchari and Olaroz Salt Lakes

The salt lakes on which the Company’s Cauchari-Olaroz Project is situated, and other salt lakes at which the Company holds mining and exploration permits, are not subject to any general unitization or reservoir management rules.  Unitization is the joint, coordinated operation of a reservoir by all owners of rights in the separate tracts overlying the reservoir. Without unitized operation of the reservoir, the “rule of capture” has the potential to result in competitive drilling, extraction and production with consequent economic and physical waste, as each separate owner attempts to secure his or her “fair share” of the underground resource by drilling more and pumping faster than its neighbour.

As a result, the lack of unitization and reservoir management rules on the salt lakes on which the Company operates may materially adversely affect the Company’s operations and production. Minera Exar and Sales de Jujuy S.A. (a

40

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

subsidiary of Orocobre Limited) have entered into a joint operating protocol for the Olaroz and Cauchari Salt Flats designed to coordinate the parties’ activities in the area. The protocol has since been submitted to the applicable regulatory authority in the Province of Jujuy for approval as required by the parties’ respective environmental permits.

Surface Access Risks

Minera Exar has entered into agreements with local aboriginal communities for surface access rights to the exploitation areas of the Cauchari-Olaroz Project. Should any of the aboriginal communities decide not to honour such agreements, Minera Exar would be required to enforce its statutory access rights under the provisions of the Mining Code of Argentina; however, this would be a potentially disruptive and costly process. To date, there are settled agreements in place, which allow for construction and development of the Cauchari-Olaroz Project, with all communities in the exploitation area necessary for gas and water pipeline construction and easements.  Any non-adherence to the terms of such agreements by a contractual counter-party or failure to maintain existing agreements or to enter into any new, necessary agreements could impact the time and costs to develop the Cauchari-Olaroz Project.  For Thacker Pass, the inability to maintain or reach new surface access agreements with local communities could similarly have a material effect on project permitting. All of this has the potential to have a material effect on the projects, the Company’s operations and its financial prospects.

2.Risks related to our business and securities

Risk of Future Losses and Lack of Profitability

The Company’s ability to continue as a going concern is dependent upon its ability to generate profits from its proposed mining operations, or to raise capital through equity or debt financing to continue to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company’s business does not currently operate on a self-sustaining basis and until it is successfully able to fund its expenditures from its revenues, its ability to continue as a going concern may be dependent on raising additional funds from time to time.

Risks of Existing Debt Financing

The Company has two credit facilities in place, the Credit Facility and the Limited Recourse Loan Facility. The agreements for the credit facilities contain certain financial, operating and reporting covenants that the Company is required to comply with. Many such covenants may increase the Company’s administrative, legal and financial costs, and require certain permissions or make certain activities more difficult, time-consuming or costly to engage in. This could result in increased demands on systems, resources and personnel.

The failure of the Company to comply with restrictions and covenants under its existing debt agreements, which may be affected by events beyond the Company's control, could result in a default under such agreements, which could result in accelerated repayments of amounts owing thereunder. Any acceleration may not be repayable by the Company based on current cash available, and may require a refinancing by the Company, which may not be secured on commercially reasonable terms or terms that are acceptable to the Company, if at all. Such a refinancing could have a material adverse effect on the Company's financial condition.

The Company believes it is sufficiently capitalized from recent equity financings to service its debt obligations. However, the Company many need to secure additional funding in the future until such time as it begins generating revenues.  If the Company is unable to pay amounts owing as they become due, its lenders could proceed to realize upon against the Company’s assets used to secure the debt.  The Credit Facility is secured against collateral of the Company. Any realization by the lenders thereunder of any or all of the security will have a material adverse effect on the Company's business, financial condition, results of operations, cash flows and prospects and may result in a substantial reduction or elimination entirely of assets available for distribution to equity holders on a dissolution or wind-up of the Company.

41

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

The acceleration of the Company's indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross default or cross-acceleration provisions. Even if the Company is able to comply with all applicable covenants, restrictions on its ability to manage its business in its sole discretion could adversely affect its business by, among other things, limiting its ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that the Company believes may be beneficial to it.

Indebtedness owing under the Credit Facility and the Limited Recourse Loan Facility could have other significant consequences on the Company, including: (i) increasing the Company’s vulnerability to general adverse economic and industry conditions; (ii) requiring the Company to dedicate a substantial portion of its expected cash flow from planned operations to making interest and principal payments on its indebtedness, reducing the availability of the Company’s cash flow to fund capital expenditures, working capital and other general corporate purposes; (iii) limiting the Company’s flexibility in planning for, or reacting to, changes in its business; (iv) placing the Company at a competitive disadvantage compared with its competitors that have less debt or greater financial resources; and (v) limiting, including pursuant to any financial and other restrictive covenants in such indebtedness, the Company’s ability to, among other things, borrow additional funds or raise capital on commercially reasonable terms, if at all, enter into a reorganization, amalgamation, arrangement, merger or other similar transaction, make an investment in or otherwise acquire the property of another person, and materially amend or provide waivers or consents with respect to material contracts.

Thacker Pass Financing Risks

The Company has significant capital requirements associated with the development of its Thacker Pass Project, and will require additional financing to advance the project into construction as planned.  Such financing may take the form of a partnership or joint venture or a royalty for the Thacker Pass Project, any of which would mean that each existing shareholder would own a smaller percentage of the Thacker Pass Project. The Company may also pursue additional equity or debt financing, which could have a dilutive effect on existing security holders if shares, options, warrants or other convertible securities are issued, or result in additional or more onerous restrictions on the Company’s business, and substantial interest and capital payments if new debt financing is obtained.

The ability of the Company to arrange additional financing for the Thacker Pass Project in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, results of operations and financial condition.

Intellectual Property Risks

The Company relies on the ability to protect its intellectual property rights and depends on patent, trademark and trade secret legislation to protect its proprietary know-how. There is no assurance that the Company has adequately protected or will be able to adequately protect its valuable intellectual property rights, or will at all times have access to all intellectual property rights that are required to conduct its business or pursue its strategies, or that the Company will be able to adequately protect itself against any intellectual property infringement claims. There is also a risk that the Company’s competitors could independently develop similar technology, processes or know- how; that the Company’s trade secrets could be revealed to third parties; that any current or future patents, pending or granted, will be broad enough to protect the Company’s intellectual property rights; or, that foreign intellectual property laws will adequately protect such rights.  The inability to protect the Company’s intellectual property could have a material adverse effect on the Company’s business, results of operations and financial condition.

Risks of Relying on Consultants

The Company has relied on, and may continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by

42

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

Risk of No Dividends

The Company has not paid dividends on its Common Shares since incorporation, and currently has no ability to generate earnings as its mineral properties are in the exploration and development stage. If the Thacker Pass Project or the Cauchari-Olaroz Project is successfully developed, the Company anticipates that it will retain its earnings and other cash resources for future operations and the ongoing development of its business. As such, the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of the Board, which will take into account many factors including the Company’s operating results, financial condition and anticipated cash needs. For these reasons, the Company may never pay dividends.

Key Personnel Risk

The success of the Company depends and will continue to depend largely upon the performance of its key officers, employees and consultants. Any inability to retain key individuals, or to attract new key individuals who are qualified and to retain them, could have a material adverse effect upon the Company’s business. The Company has not purchased any “key-man” insurance for any of its directors, officers or key employees and has no plans to do so.

Currency Exchange Rate Risks

The Company transacts business primarily in U.S. dollars and Canadian dollars, and its 49%-owned Cauchari-Olaroz Project in Argentinean pesos. Fluctuations in exchange rates between currencies may have a significant effect on the cash flows of the Company.  The Company’s Thacker Pass Project is located in Nevada, and most costs related to project exploration and development are denominated in U.S. dollars. The Company’s 49%-owned Cauchari-Olaroz Project is located in Argentina, where certain costs are denominated in the Argentinean peso, and others in U.S. dollars.  The Argentinean peso has historically been subject to large devaluations and revaluations, and may be subject to significant fluctuations in the future. Future changes in exchange rates could materially affect the Company’s results of operations, either positively or negatively.  An appreciation of the Argentinean peso compared to the U.S. dollar could make property expenditures more expensive for the Company, and conversely a depreciation could make such expenditures less expensive.  While the Company does not engage in foreign exchange hedging, it holds a significant portion of its cash balance in U.S. dollars to allow it to satisfy its U.S. currency needs.

Risks of Legal Proceedings

The Company may be subject to a variety of regulatory requirements, and resulting investigations, claims, lawsuits and other proceedings in the ordinary course of its business, as a result of its status as a publicly traded company and because of its mining exploration and development business. The occurrence and outcome of any such legal proceedings cannot be predicted with any reasonable degree of certainty due to the inherently uncertain nature of litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal.  Defence and settlement costs of legal claims can be substantial, even with respect to claims that are determined to have little or no merit.

Litigation may be costly and time-consuming, and can divert the attention of management and key personnel away from day-to-day business operations. The Company from time-to-time is subject to legal proceedings or the threat of legal proceedings, including proceedings that were recently commenced in Nevada during the 30-day appeal period for the ROD on the Thacker Pass Project. A 30-day appeal period of the administrative decision to grant the ROD followed the issuance of the ROD, and ended on February 16, 2021. Claims were filed against the BLM on

43

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

February 11, 2021 by a local rancher and on February 26, 2021 by a number of claimants alleging violations of NEPA and other federal laws in the regulatory permitting process. The February 11, 2021 claimants also submitted to the BLM and to the Company and Lithium Nevada, a notice of intention to file citizen-suit claims for alleged procedural violations of the Endangered Species Act. The Company believes that the federal permitting process was conducted thoroughly and completely by the BLM, and believes its permit will be upheld. The Company also intends to vigorously defend any claim filed against it.

At this time, the Company is not involved in any litigation that is expected to have a material adverse effect on its business, projects or operations. Nevertheless, if any substantive claims were to arise in the future or the scope of existing claims were to be reassessed as to their materiality, and the Company were to be unsuccessful in defending any such claims against it, or unable to settle claims on a satisfactory basis, the Company may be faced with significant monetary damages, injunctive relief or other adverse impacts against it that could have a material adverse effect on the Company’s business and financial condition. To the extent the Company is involved in any active litigation, the outcome of such matters may not be determinable, and it may not be possible to accurately predict the outcome or quantum of any such proceedings at a given time.

Risks of Conflicts of Interest of Directors and Officers

Certain directors and officers of the Company are, or may become, associated with other natural resource companies, which may give rise to conflicts of interest. In particular, Ganfeng is a significant shareholder of the Company, beneficially holding approximately 12.6% of the Company’s outstanding Common Shares. Ganfeng is also a lender to the Company under the Limited Recourse Loan Facility and a co-owner of Minera Exar and Exar Capital. For as long as Ganfeng directly or indirectly holds a significant interest in the Company, Ganfeng may, on its own and through its nominee on the Board, be in a position to affect the Company’s operations and direction.  In addition, Ganfeng may have significant influence over the passage of any shareholder resolutions (for example, as would be required to amend the Company’s constating documents or take certain other corporate actions) and the Company’s Board.

Pursuant to the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose such interest and generally abstain from voting on any resolution to approve such contract. In addition, directors and the officers are required to act honestly and in good faith with a view to the best interests of the corporation. The Company has established robust independence procedures in connection with recent transactions where potential conflicts of interest existed. Such procedures include the establishment of a special committee of independent directors to review the transaction, independent valuations or fairness opinions and the engagement of independent counsel to advise the special committee.  Nevertheless, there is a risk that the conflicted parties and their representatives use their position to serve their own interests, to the detriment of the Company which could have a material adverse effect on the Company and its future prospects.

Share Price Risks

The market price of the stock of a publicly traded Company, particularly a natural resources company, is affected by many variables in addition to those directly related to exploration successes or failures, many of which are outside the Company’s control. Such factors include: the general condition of markets for resource stocks and particularly for stocks of lithium exploration and development companies; the general strength of the economy; the availability and attractiveness of alternative investments; analysts’ recommendations and their estimates of financial performance; investor perception and reactions to disclosure made by the Company, and by the Company’s competitors; and the breadth of the public markets for the stock.  As such, investors could suffer significant losses if the Company’s Common Shares are depressed or illiquid when an investor seeks liquidity.

44

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

Risks of Enforcing U.S. Judgments

The Company is a Canadian company, organized under the laws of British Columbia and headquartered in the province. A majority of the Company’s directors, officers and experts named in the Company’s AIF are not citizens or residents of the United States. In addition, a substantial part of the assets of the Company are located outside the United States. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States any judgments against the Company and its directors and officers and the experts named in the Company’s AIF, which is obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws, or (ii) bring in courts outside the United States an original action against the Company and its directors and officers and the experts named in the Company’s AIF to enforce liabilities based upon such U.S. securities laws.

Cyber Security Risks

Threats to information technology systems associated with cyber security risks and cyber incidents or attacks continue to grow, particularly as a result of remote work during the COVID-19 pandemic. The level of sophistication of such attacks has also increased. It is possible that the business, financial and other systems of the Company could be compromised, which could go unnoticed for some time.  Risks associated with these threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, privacy and confidentiality breaches, and increased costs to prevent, respond to or mitigate cyber security incidents. The Company has engaged a consultant to evaluate its systems, and develop a response plan; however, the occurrence of a cyber security incident could have a material adverse effect on the Company’s business and result in a prolonged disruption to it.

Risks of Loss of Foreign Private Issuer Status

As a “foreign private issuer”, as such term is defined under the U.S. Exchange Act, the Company is exempt from certain of the provisions of U.S. federal securities laws. However, if the Company were to lose its status as a foreign private issuer, the Company may become subject to more onerous regulatory and reporting requirements in the United States. Compliance with these additional regulatory and reporting requirements under U.S. securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that the Company were to offer or sell securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. domestic companies, and the Company would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit the Company’s ability to access capital markets in the future or increase the costs.  In addition, the Company may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers.

Emerging Growth Company Status

The Company is an “emerging growth company” as defined in the JOBS Act. The Company will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1.07 billion or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the United States Securities Act of 1933, as amended; (c) the date on which the Company has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which the Company is deemed to be a ‘large accelerated filer’ under the U.S. Exchange Act.

For so long as the Company continues to qualify as an emerging growth company, it will be exempt from the requirement to include an auditor attestation report relating to internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act in its annual reports filed under the U.S. Exchange Act, even if it does not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the Sarbanes-Oxley Act has been

45

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).

INVESTOR RELATIONS

Jon Evans, CEO, John Kanellitsas, Executive Vice-Chairman, and Alec Meikle, VP Corporate Development, coordinate investor relations activities for the Company.

CHANGES IN DIRECTORS AND MANAGEMENT

Effective February 1, 2021, Ignacio Celorrio was appointed as President, Latin America. He was previously Executive Vice President, International Affairs. Gabriel Rubacha resigned as President of South American Operations effective January 31, 2021. Mr. Rubacha has agreed to continue as a consultant to the Company for a 12-month period starting February 1, 2021. He will continue to act as a Director of the Company.

On November 19, 2020 Michael Fischer, Bangchak’s representative, resigned from the Company’s board of directors.

TECHNICAL INFORMATION AND QUALIFIED PERSON

Detailed scientific and technical information on the Cauchari-Olaroz project can be found in the NI 43-101 technical report titled “Updated Feasibility Study and Reserve Estimation to Support 40,000 TPA Lithium Carbonate Production at Cauchari-Olaroz Salars, Jujuy Province, Argentina” that was filed with the securities regulatory authorities in each of the provinces of Canada on October 19, 2020. The technical report has an effective date of September 30, 2020 and was prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat., and Marek Dworzanowski, CEng, PrEng.,  each of whom is a “qualified person” for the purposes of NI 43-101.

Detailed scientific and technical information on the Thacker Pass project can be found in the NI 43-101 technical report dated August 1, 2018 entitled “Technical Report on the Pre-Feasibility Study for the Thacker Pass Project, Humboldt County, Nevada, USA” that was filed with the securities regulatory authorities in each of the provinces of Canada on August 2, 2018. The Thacker Pass technical report has an effective date of August 1, 2018, and was prepared by Reza Ehsani, P.Eng., Louis Fourie, P.Geo., Andrew Hutson, FAusIMM, BE (Mining), Daniel Peldiak, P.Eng., Rob Spiering, P.Eng., John Young, B.Sc., SME-RM and Ken Armstrong, P.Eng., each of whom is a “qualified person” for the purposes of NI 43-101.

Copies of both reports are available on the Company’s website at www.lithiumamericas.com and on the Company’s SEDAR profile at www.sedar.com.

The scientific and technical information in this MD&A has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101 by virtue of his experience, education and professional association.  Mr. LeBlanc is the Chief Technical Officer of the Company.

Further information about the Thacker Pass project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources, and factors that may affect those estimates is available in the above-mentioned Thacker Pass technical report.

Further information about the Caucharí-Olaroz project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources and

46

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

reserves, factors that may affect those estimates, and details regarding development and the mine plan for the project, is available in the above-mentioned Cauchari-Olaroz technical report.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis. The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings).  Based on that evaluation and as at December 31, 2020, the certifying officers have each concluded that such disclosure controls and procedures are effective to achieve the purpose for which they have been designed.

CHANGES TO INTERNAL CONTROLS OVER FINANCIAL REPORTING

National Instrument 52-109 requires public companies in Canada to disclose in their MD&A any change in internal controls over financial reporting (“ICFR”) during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR.

In the quarter ended March 31, 2020 we moved all of our corporate office staff and many site administrative staff offsite to work from home which continued through the end of 2020. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the quarter ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect the Company’s ICFR.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

As a U.S. listed public company with less than US$1.07 billion in gross revenue, the Company qualifies as an “emerging growth company” (“EGC”) under the Jumpstart Our Business Startups Act, or the JOBS Act. As an EGC, we are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting, as defined in Rules 13a‐15(f) and 15d-15(e) under the U.S. Exchange Act. We will retain the status of an EGC until the earliest of (a) the last day of the fiscal year in which we have annual gross revenues of US$1.07 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933; (c) the date on which we have, during the previous three-year period, issued more than US$1 billion in nonconvertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the U.S. Exchange Act.

ICFR are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.  Management is responsible for the design of the Company’s ICFR.

47

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

The Company’s ICFR include policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with the authorization of management and directors of the Company, and provide reasonable assurance regarding prevention or timely detection of authorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of their inherent limitations, ICFR can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s ICFR using framework and criteria established in Internal Control-Integrated Framework, issued by the 2013 Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that internal controls over financial reporting were effective as at December 31, 2020.

NON-IFRS MEASURES

Many of the measures in this MD&A were derived from the financial statements consistent with IFRS. However, some measures referred to in this MD&A are not recognized measures under IFRS and therefore may not be comparable to those presented by other issuers. The Company believes that these indicators are important, as they are necessary to understand the Company’s assumptions underlying certain of the performance indicators herein.

Average EBITDA (“EBITDA”) and NPV are non-IFRS financial measures and have no standardized meaning prescribed to them, and as a result, may not be comparable to those presented by other issues.   As used herein, EBITDA excludes the following from “net earnings” (which is an IFRS financial measure): income tax expense, finance costs and depletion, depreciation and amortization. Management believes that EBITDA is a valuable indicator of Minera Exar’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management believes that NPV is a useful indicator of profitability and economic value of a project.  Management uses EBITDA and NPV for these purposes. Each are also frequently used by investors and analysts for valuation purposes to determine the approximate total enterprise value of a company. Readers are cautioned that EBITDA should not be construed as an alternative to net earnings or other metrics of cash as determined in accordance with IFRS.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: the impacts of COVID-19 on the availability and movement of personnel, supplies and equipment and on the timing for regulatory approvals and permits, construction by Minera Exar, in which the Company has a 49% co-ownership interest with Ganfeng, at the

48

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

Cauchari-Olaroz Project, and on budgets and costs and further guidance in this regard, and on third parties providing services to the Company in respect of the Thacker Pass Project or to Minera Exar with respect to the Cauchari-Olaroz Project; successful development of the Cauchari-Olaroz and Thacker Pass projects, including timing, progress, construction, milestones, anticipated production, and results thereof; the expected outcome of any complaints or claims made or that could be made concerning the environmental permitting process in the United States for the Thacker Pass project; the expected benefits from the Project Investment and the 2020 Cauchari Transaction; expectations and anticipated impact of the COVID-19 outbreak, including with regard to the health and safety of the Company’s and Minera Exar’s workforce, COVID-19 protocols and their efficacy, and impacts on timelines and budgets; statements regarding anticipated decision making with respect to Minera Exar; capital expenditures and programs; estimates of the mineral resources and mineral reserves at the Company’s properties; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resources and mineral reserves estimates, including whether mineral resources will ever be developed into mineral reserves and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; the Company’s ability to raise capital; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz project, which is held and operated through a co-ownership arrangement with Ganfeng; successful operations of the Cauchari-Olaroz project under its co-ownership structure; whether the Company will ever be able to realize on the additional debt funding commitment from Bangchak, including the terms and timing thereof; ability to produce high purity battery grade lithium carbonate; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project; results of the Company’s engineering, design and permitting program at the Thacker Pass project, including that the Company meets deadlines set forth herein and receives permits as anticipated; successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, after tax NPV and IRR, payback period, sensitivity analyses, net cash flows and EBITDA of the Cauchari-Olaroz project and the Thacker Pass project; timing, results and completion of a feasibility study for the Thacker Pass project; the Company’s share of the expected capital expenditures for the construction of the Cauchari-Olaroz project and for permitting and Thacker Pass feasibility study activities at the Thacker Pass project; ability to achieve capital cost efficiencies; stability and inflation related to the Argentinian peso, whether the Argentinian government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; approval of pending patents; and the potential for partnership and financing scenarios for the Thacker Pass project.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

•	current technological trends;
•	a cordial business relationship between the Company and Ganfeng for the Cauchari-Olaroz project;
•	ability of the Company to fund, advance and develop the Cauchari-Olaroz project and the Thacker Pass project, and the respective impacts of the projects when production commences;
•	the Company’s ability to operate in a safe and effective manner;
•	uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina;
•	demand for lithium, including that such demand is supported by growth in the electric vehicle market;
•	the impact of increasing competition in the lithium business, and LAC’s competitive position in the industry;
•	general economic conditions;
•	a stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;

49

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

•

stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;

•	the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;
•	gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
•	estimates of and unpredictable changes to the market prices for lithium products;
•	exploration, development and construction costs for the Cauchari-Olaroz project and the Thacker Pass project;
•	estimates of mineral resources and mineral reserves, including whether resources will ever be developed into reserves;
•	reliability of technical data;
•	anticipated timing and results of exploration, development and construction activities, including the impact of COVID-19 on such timing;
•	timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass project;
•	the Company’s ability to obtain additional financing, including pursuant to the additional debt funding commitment from Bangchak, on satisfactory terms or at all;
•	the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
•	the impact of COVID-19 on the Company’s business;
•	expected benefits from the 2020 Cauchari Transaction;
•	accuracy of current development budget and construction estimates; and
•	preparation of a development plan for lithium production and a feasibility study for the Thacker Pass project.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, we can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in this MD&A, including but not limited to, the factors referred to under the heading “Risks and Uncertainties” in this MD&A. Such risks also include, but are not limited to the following: the impacts of COVID-19 on the availability and movement of personnel, supplies and equipment and on the timing for regulatory approvals and permits, construction by Minera Exar, in which the Company has a 49% co-ownership interest with Ganfeng, at the Cauchari-Olaroz Project, and on third parties providing services to the Company in respect of the Thacker Pass Project or to Minera Exar with respect to the Cauchari-Olaroz Project; the Company’s mineral properties may not be developed as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties or the properties in which it has an interest; cost overruns; risks associated with the Company’s ability to successfully secure adequate funding; market prices affecting the ability to develop the Company's mineral properties and properties in which the company has an interest; risks associated with co-ownership arrangements; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy, mining industry competition; market risk; volatility in global financial condition; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; and whether Mineral Resources will ever be converted into Mineral Reserves; whether the Company is able to successfully monetize any increase in off-take from any increased development plan, and the expected benefits from the Project

50

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

(expressed in thousands of US dollars, unless stated otherwise, equity instruments in thousands)

Investment and other transactions described herein; the expected benefits from the 2020 Cauchari Transaction; inherent risks in realizing on Bangchak’s additional debt funding commitment, including the availability thereof, consent of the Company’s senior lenders, and the addition of additional debt on the Company’s balance sheet; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of unitization and reservoir management rules; surface access risk; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company and/or its co-owners for any co-ownership interests; shareholder dilution; intellectual property risk; dependency on key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; Common Share price volatility; and cyber-security risks and threats. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this MD&A is expressly qualified by these cautionary statements. All forward-looking information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A are expressly qualified in their entirety by this cautionary statement. Additional information about these assumptions and risks and uncertainties is contained in our filings with securities regulators, including our most recent AIF, which are available on SEDAR at www.sedar.com.

CAUTIONARY NOTICE REGARDING MINERAL RESERVES AND MINERAL RESOURCE ESTIMATES

The disclosure included in this MD&A uses Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada, and the Mineral Reserves and Mineral Resources estimates are made in accordance with the CIM Definition Standards adopted by the CIM Council on May 10, 2014 and NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

These standards differ significantly from the requirements of the SEC that are applicable to domestic United States reporting companies. Any Mineral Reserves and Mineral Resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information included in this MD&A that describes the Company's Mineral Reserves and Mineral Resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

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